UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02025468

NO ACT
P.E 12-20-2001
1-06571

March 4, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/4/2002

Joseph J. LaRosa
Staff Vice President, Secretary
and Associate General Counsel
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033-0530

Re: Schering-Plough Corporation
Incoming letter dated December 20, 2001

Dear Mr. LaRosa:

This is in response to your letters dated December 20, 2001 concerning the shareholder proposal submitted to Schering-Plough by the Glenmary Home Missioners. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Father Jerry Dorn
President
Glenmary Home Missioners
P.O. Box 465618
Cincinnati, OH 45246-5618

Schering-Plough

Direct Dial: (908) 298-7537
Direct Fax: (908) 298-7303
Email: joseph.larosa@spcorp.com

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033-0530
Telephone (908) 298-4000

December 20, 2001

DEC 2 1 2001

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Schering-Plough Corporation – Shareholder Proposal Submitted by Glenmary Home Missioners

Dear Sir or Madam:

Schering-Plough Corporation (the "Company") has received a shareholder proposal (the "Proposal") from Glenmary Home Missioners (the "Proponent") for inclusion in the Company's proxy materials for the 2002 annual meeting of shareholders (the "2002 Proxy"), which the Company expects to file in definitive form with the Commission on or about March 11, 2002. The Proposal is attached hereto as Exhibit A. On behalf of the Company and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude the Proposal.

Pursuant to Rule 14a-8(j), I have enclosed six additional copies of the Proposal and this letter (including all Exhibits), which sets forth the grounds upon which we deem omission of the Proposal to be proper. For your convenience, a copy of each of the no-action letters referred to herein are attached as Exhibit B, and all relevant correspondence with the Proponent, including the Proponent's cover letter to the Proposal, are attached as Exhibit C. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the Proponent to notify it of our intention to omit the Proposal from our 2002 Proxy.

The Proposal

The Proposal calls for the Board of Directors of the Company to form a committee to study the impact charitable contributions have on the business of the Company and its share value, and to publish its findings in a report to be made available to shareholders prior to the following year's annual meeting. The Proposal, along with its Supporting Statement, is clearly designed to involve the Company in the issue of abortion. The Proposal does so in a way that improperly interferes with the day-to-day business operations of the Company. As discussed below, the Proposal is also misleading and irrelevant to the Company's business. The Company has not and does not make contributions designated for abortion services to any organization and none of the Company's total assets, gross sales or net earnings are attributable to abortifacients.

Grounds to Omit Proposal

The following is a discussion of several grounds upon which we believe the Proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8.

I. <u>The Proposal May Be Properly Omitted Under Rule 14a-8(i)(7) As It Relates To The Conduct Of Our Ordinary Business Operations</u>

Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> "If the proposal deals with a matter relating to the company's ordinary business operations."

The Company makes charitable donations directly, through the Schering-Plough Foundation (the "Foundation"), a separate 501(c)(3) charitable organization, and through its subsidiaries. The Company donates money to the Foundation, whose management then makes decisions regarding contributions to various outside organizations. The Foundation receives hundreds of grant requests each year, and makes a number of contributions each year from grant requests meeting the Foundation's Guidelines (which are attached as Exhibit D). The Company and its subsidiaries also make contributions in support of charitable and not-for-profit organizations. The Company's activities through the Foundation and direct contributions are annually published in the Company's Year-End Report on Philanthropy and Volunteerism (the most recent copy of which is attached as Exhibit E).

It is our view that the Company's (and subsidiaries) and the Foundation's contributions are part of the Company's ordinary business operations, and the formation of a committee to report on the impact of such contributions is unwarranted and constitutes an infringement of management's authority to operate the business of the Company in the ordinary course. The Board of Directors of the Company has delegated to management the authority to make the charitable contributions. Decisions as to timing, amount and appropriate recipients of such contributions are ordinary business decisions which are taken into account by management as part of its day-to-day operations of the Foundation and the Company. This is clearly permitted under applicable New Jersey corporate law. Charitable contributions, and the extent and type of the Board's oversight and reporting, are not within the purview of shareholders under New Jersey law.

The Certificate of Incorporation of the Company currently provides that the Company may "engage in any activity within the purposes for which a corporation may be organized under the New Jersey Business Corporation Act." The New Jersey Business Corporation Act states that "a corporation may be organized under this act for any lawful business purpose or purposes except to do in this State any business for which organization is permitted under any other statute of this State unless such statute permits organization under this Act." N.J.S.A. 14A:2-1. The Act goes on to give each corporation, unless otherwise provided in its certificate of incorporation or by-laws, the "power, irrespective of corporate benefit, to aid, singly or in cooperation with other corporations and with natural persons, in the creation or maintenance of institutions or organizations engaged in community fund, hospital, charitable, philanthropic, educational, scientific or benevolent activities or patriotic or civic activities conducive to the betterment of social and economic conditions . . ." N.J.S.A. 14A:3-4(1). The giving of contributions is therefore considered, under New Jersey corporate law, within "ordinary business operations." In fact, charitable giving is a well-recognized business activity engaged in on a regular basis by most major public companies as well as by smaller businesses. Pursuant to N.J.S.A. 14A:6-1(1), such ordinary business operations are to be managed by the Company's Board of Directors. The making of charitable contributions, then, are clearly within the authority of management, as supervised by the Board of Directors (unless otherwise provided in a company's certificate of incorporation). N.J.S.A. 14A:6-1(1). We have received the opinion of Riker, Danzig, Scherer, Hyland & Perretti LLP, a copy of which is attached as Exhibit F, which concurs with these views on New Jersey law.

Because the decision on whether to commence or cease contributions to a particular charity are so directly interrelated to its day-to-day business operations, the Company believes it may omit the Proposal pursuant to Rule 14a-8(i)(7). The Company believes this is consistent with the Staff's long-standing practice of omitting, under Rule 14a-8(i)(7), proposals supporting or opposing a company's contributions to a particular charity or cause. See, for example, Minnesota Mining & Manufacturing Company (January 3, 1996)(proposal 2); Wells Fargo & Company (January 26, 1993); Pacific Telesis Group (January 22, 1997); Delta Air Lines, Inc. (July 29, 1999). Any attempt to structure a proposal to circumvent the Staff's position should not be permitted.

For the reasons set forth above, it is my opinion that the Proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(3) And Rule 14a-9 As It Is Vague and Therefore Materially False And Misleading

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> "If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Proposal is misleading because it contains the implicit and unwarranted assumption that because the Company has made contributions to a prenatal care program offered by a local chapter of Planned Parenthood in the past, that it somehow has put certain women at risk for breast cancer and other medical and psychological conditions. As a pharmaceutical and health care products company, the Company sees community health as an important focus of its efforts to improve the lives of its neighbors, and strives to supplement and improve the services offered by the local health care structure. As part of that effort in the past (1995, 1997 and 1999), the Company has contributed to the Planned Parenthood of Greater Northern New Jersey, Inc. (PPGNNJ) Prenatal Care Program for Morris County women in need. We understand that the overwhelming majority of PPGNNJ's patients do not have any medical coverage. Therefore, PPGNNJ is often the only medical care available to these patients. Over the past six years, $15,000 of contributions in total were made to PPGNNJ. Our contributions were earmarked for prenatal care and related services only. Such services included comprehensive gynecological exams, including cancer detection, placing PPGNNJ on the front line of preventive medical care. The Company's contributions were designed to support PPGNNJ's prenatal care services and help prevent serious and life-threatening health problems for expectant mothers and their newborns. The Company's contributions were not designated for abortion services, which we were advised by PPGNNJ were never part of the Program's services. Accordingly, we believe the Proposal is misleading.

We also believe that the Proposal is misleading because it does not recognize that the contributions that the Proponent finds objectionable have not occurred since 1999. Implicit in the Proposal is the erroneous assumption that the Company may have a specific contribution schedule or agenda for Planned Parenthood, which it does not.

For the reasons set forth above, it is my opinion that the Proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

III. <u>The Proposal May Be Properly Omitted Under Rule 14a-8(i)(5) As It Relates To Less Than Five Percent Of Our Business</u>

Rule 14a-8(i)(5) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> "If the proposal relates to operations which account for less than five percent of the company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

This provision is intended to permit the exclusion of any proposal that does not bear a significant economic relationship to the Company's business and does not raise policy issues that are of significance to the Company's business. See Exchange Act Release No. 34-19135. The Proposal, along with its Supporting Statement, is clearly aimed at the issue of abortion. None of the Company's total assets, gross sales or net earnings are attributable to abortifacients. Furthermore, none of the contributions to PPGNNJ Prenatal Care Program for Morris County women in need by the Company are designated to the support of abortion services, which we were advised by PPGNNJ were never part of the

Program's services. Accordingly, none of the economic thresholds set forth in Rule 14a-8(i)(5) have been satisfied. Even assuming the facts most favorable to the Proponent, $15,000 of contributions over six years is far less than the threshold amount, given the Company's total assets, net sales (the Company does not publicly report gross sales) and net earnings, which in 2000 were $10.8 billion, $9.8 billion, and $2.4 billion, respectively. The same would hold true if these calculations were based on overall contributions from the Company and the Foundation to all charitable organizations, which totaled $14 million in 2000 (nearly $8 million of which were product and other in-kind contributions).

Although we recognize that a proposal dealing with operations that fail to meet the economic thresholds of Rule 14a-8(i)(5) must nevertheless be included in a company's proxy statement if such proposal is otherwise significantly related to a company's business, we believe that a proposal that has no meaningful relationship to a company's business need not be included. In particular, a proposal affecting operations with a significant level of sales (but below the bright-line economic thresholds) may be "otherwise significantly related" to the company's business if the proposal has ethical or social significance. Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554, 561 (D.C.D.C. 1985). However, a proposal that is "ethically significant in the abstract but has no meaningful relationship to the business" may be excluded. *Id.* at 561, Note 16. We believe that the Proposal presents the same type of situation described by the court in Note 16 of the Lovenheim decision, that is, an ethically significant issue – abortion – which has no meaningful relationship to our business.

Consistent with Lovenheim, in 1997 the Staff issued a no-action letter under predecessor Rule 14a-8(c)(5) allowing the exclusion of a proposal regarding the use of fetal tissue. In La Jolla Pharmaceutical Company (February 18, 1997), the proponent sought to prohibit the use of "any fetal tissue or human body parts obtained from any intentionally aborted unborn children." Despite the social and ethical significance of abortion, the company was permitted to omit the proposal under former Rule 14a-8(c)(5) because it did not use fetal tissue or body parts from intentionally aborted fetuses. The Proponent appears to assume that a significant relationship exists between its Proposal, which is clearly aimed at the issue of abortion, and the Company's business, presumably because the Company is a pharmaceutical company. This assumption is unwarranted and without merit. The Company does not manufacture or market abortifacients and has not made contributions designated for abortion services. In fact, there is no meaningful relationship between the Proposal and the Company's business. Thus, consistent with La Jolla Pharmaceutical Company, we believe that despite the social and ethical significance of abortion, the Company should be permitted to omit the Proposal.

For the reasons set forth above, it is my opinion that the Proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(5).

Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from our 2002 Proxy. Pursuant to Rule 14a-8(j)(2)(iii), for the purposes of matters of New Jersey state law, attached as Exhibit F is the opinion of Riker, Danzig, Scherer, Hyland & Perretti LLP.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2002 Proxy, please contact me at (908) 298-7537. I may also be reached by facsimile at (908) 298-7303.

Please acknowledge receipt of this letter and the attachments by date stamping and returning the enclosed duplicate copy of this letter. A self-addressed, stamped envelope is enclosed for that purpose.

Very truly yours,

Joseph J. LaRosa
Staff Vice President, Secretary
and Associate General Counsel

JJL/mb
Enc.
cc: Father Jerry Dorn, President
Glenmary Home Missioners

GLENMARY home missioners
P.O. Box 465618 / Cincinnati, OH 45246-5618 (513) 874-8900

October 25, 2001

RECEIVED
NOV 12 2001
LAW DEPARTMENT

Mr. Joseph LaRosa
Secretary of the Corporation
Schering-Plough Corporation
One Giralda Farms
Madison, NJ 07940-1010

Dear Mr. LaRosa:

Glenmary Home Missioners is a current owner of 1600 shares of Schering-Plough common stock and has owned the stock for over a year. In addition, we intend to hold the shares through the presentation at the 2002 annual shareholder meeting.

Whereas, our company makes contributions to a wide variety of charitable groups. One of the purposes of these contributions is to create goodwill for the company and enhance its image in the eyes of the public.

Whereas, some charitable groups are involved in controversial activities like abortion.

Whereas, Planned Parenthood is a charitable organization and the single largest provider of abortion in the United States.

Whereas, corporations that make contributions to controversial charitable organizations may be subject to boycotts by consumers and investors. Specifically, Pro Vita Advisors and the St. Antoninus Institute have called for boycotts of corporations that give money to Planned Parenthood, and the Timothy Plan mutual fund and many religious investors will not invest in the same companies.

Whereas, According to the Wall Street Journal (11-12-93), over 45% of individual contributors to the United Way, who asked that their money not be given to a particular group, named Planned Parenthood as the group they would not want their money to go to.

Whereas, our company or its affiliated foundation, has given money to Planned Parenthood and other charities.

Resolved, shareholders request the board of directors to form a committee to study the impact charitable contributions have on the business of the company and its share value. The committee should publish a report to be made available to all shareholders one month prior to next year's annual meeting.

Sincerely,

Father Jerry Dorn

Father Jerry Dorn, President
Glenmary Home Missioners

Cc:SEC

JD/mt

Supporting Statement

When asked to explain contributions to a controversial organization like Planned Parenthood, our company maintains that it "sees community health as an important focus of its efforts to improve the lives of its neighbors." While it is obvious that Planned Parenthood does not improve the lives of the approximately 200,000 babies per year that are aborted through their efforts, our company also overlooks the harm done by Planned Parenthood to the health of the mothers whose babies they abort. Convincing evidence links abortion to an increased risk of breast cancer, a leading cause of death of middle-aged women in America. In fact, 28 out of 37 independently published research studies show a causal connection between abortion and an increased risk of breast cancer. According to Joel Brind of the Breast Cancer Prevention Institute, an estimated 10,000 breast cancer cases each year are due to induced abortions.

Further evidence that Planned Parenthood harms rather than helps women is revealed in research done by the Elliot Institute of Springfield, IL. Their research found that women who have had abortions are more likely to commit suicide than those who have given birth. Other Elliot Institute studies have found higher rates of depression, mental illness, miscarriages and substance abuse among post-abortive women compared to women who gave birth.

Finally, Planned Parenthood is currently being sued in California to force it to inform women of the scientific evidence of the substantial link between induced abortion and increased risk of breast cancer. The suit alleges that Planned Parenthood consistently misleads women about the safety of abortion by obscuring evidence that induced abortion causes breast cancer.

B

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"minnesota mining and manufacturing company" & 1996 and date(geq (01/01/96) and leq (01/05/96))** (Edit Search)

Select for FOCUS™ or Delivery

*1996 SEC No-Act. LEXIS 13, **

1996 SEC No-Act. LEXIS 13

Securities Exchange Act of 1934 -- Rule 14a-8(c)(3)

January 3, **1996**

CORE TERMS: unborn, staff, proxy, advertising, omission, shareholder, annual meeting, indefinite, abortion, vague, stockholder, personhood, defending, enclosed, charitable giving, unborn child, effectuation, charitable, meticulously, concurrence, recommend, audience, campaign, confer, omit, charitable contributions, business enterprise, enforcement action, human life, juxtaposition

[*1] Minnesota Mining and Manufacturing Company

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 3, **1996**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Minnesota Mining and Manufacturing Company** (the "Company")
Incoming letter dated December 15, 1995

The first proposal recommends that the Company recognize unborn children as persons and all the rights that personhood confers. The second and third alternative proposals request (1) that the Company make charitable or political contributions to organizations or campaigns defending unborn persons' rights; or (2) that the Company recognize unborn children's personhood by referring to them in corporate literature and advertising as unborn persons.

There appears to be some basis for your view that the first proposal may be excluded pursuant to Rule 14a-8(c)(3) because it is vague and indefinite. In reaching a position on the first proposal, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

There appears to be some basis for your view that the second and third alternative proposals may be excluded pursuant to Rule 14a-8(c)(7), since **[*2]** they appear to deal with matters relating to the conduct of the Company's ordinary business operations (i.e., contributions to specific types of organizations and content of corporate literature or advertising). Under the circumstances, the Division will not recommend any enforcement action to the Commission if the Company omits the second and third proposals from its proxy material. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

INQUIRY-1:

3M Office of Secretary
3M Center, Building 220-14W-06
St. Paul, MN 55144-1000
612 733 1528

December 15, 1995

VIA FEDERAL EXPRESS

Vincent W. Mathis, Esq.
Securities and Exchange Commission
Office of the Chief Counsel,
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, DC 20549

Re: **Minnesota Mining and Manufacturing Company** ("3M") --
Stockholder Proposal of Edwin D. Foulks, Sr. -- Rights of Unborn Persons

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, enclosed herewith for filing on behalf of 3M is a letter received from Edwin **[*3]** D. Foulks, Sr., Binghamton, New York (the "Proponent"), on behalf of the Committee for Asserting Unalienable Rights. In this letter the Proponent sets forth a Proposal that he would have submitted to a vote of 3M's stockholders at the **1996** Annual Meeting of Stockholders, currently scheduled for May 14, **1996.** For the reasons set forth below, 3M does not intend to include this Proposal in its **1996** proxy statement and form of proxy. 3M plans to file its definitive proxy materials with the Commission on or about March 31, **1996,** and to commence mailing of such materials shortly thereafter. 3M respectfully requests the concurrence of the Division of Corporate Finance that the Proposal may be excluded and that it would not recommend enforcement action if 3M were to exclude same. To the extent that I am acting as legal counsel to 3M in this matter, this letter would also serve as an opinion of law with regard to the legal bases for such exclusion.

The Proposal

Edwin D. Foulks, Sr. (the "Proponent") has submitted a Proposal on behalf of the Committee for Asserting Unalienable Rights that would call upon 3M to recognize the rights of unborn children. It is extremely clear what the Proponent **[*4]** seeks -- an opportunity to address one of the most controversial and heated topics of our times before a large audience that 3M would provide him. It is not nearly so clear what this specific Proposal would have 3M do.

The Proposal, as originally drafted, sought recognition of unborn children as persons and all the consequential rights of "personhood." After reflection, if 3M considers this request "too general," the Proponent further requests that 3M make charitable contributions to organizations that defend the rights of unborn children Alternatively, if 3M does not make charitable contributions, then 3M should reference "unborn persons" in juxtaposition to the term "children" in corporate literature/advertising.

One undeniable fact remains: this Proposal has nothing to do with anything that 3M is about or represents as a business entity. The Proponent attempts to draw 3M into a heated debate on a subject that 3M has effectively, to date, avoided as a matter of corporate policy, through clear abuse of the proxy rules of the Commission.

What follows is a discussion of several grounds upon which the Commission can prevent abuse of its rules, by concurring in the multiple grounds **[*5]** for omission under Rule 14a-8.

Rule 14a-8(a)(4)

Having encountered problems in the past in compliance with this particular Rule, the Proponent claimed to have meticulously attended to the Rule 14a-8(a)(4) requirements in the original submission. Then, the Proponent submitted two contingent amendments, which certainly are activated based upon 3M's belief that the original submission was indeed "too general." Thus, the Proponent now runs counter to both the multiple proposals and 500 word limitation provisions of Rule 14a-8(a)(4). These matters must be attended to, if the Staff were not to concur with the following arguments for omission based upon Rule 14a-8(c).

Rule 14a-8(c)(3)

The Proposal is inherently and sufficiently vague and indefinite, so as to meet the tests of omission under Rule 14a-9 and Rule 14a-8(c)(3). The Staff has determined, in the past, that a company may omit a proposal which is sufficiently vague and indefinite that shareholders voting upon it would be unable to determine with any reasonable certainty what actions the company would take under the proposal. See Wendy's International, Inc. (February 6, 1990).

This Proposal, as amended by the **[*6]** letter, is so confusing that no reasonable person could determine what to do. The only specificity in conduct comes from the third and final contingency, i.e. the reference to "unborn children" in literature and advertising. However, this final contingent conduct is activated only if 3M finds the required conduct in the initial submission, i.e. recognition of rights of unborn children, so general and non-specific and if 3M has no charitable giving program. 3M has a charitable giving program -- thus, the specificity of the third contingency is never achieved. Nor is it any more clear or actionable that 3M should give to charitable organizations defending unborn persons' rights. It is not clear at all as to what types of organizations that this guidance would include or exclude. Does this open the field of recipients to all organizations other than those actively supporting abortion, or does it narrow to a field of one, the Proponent's own Committee for Asserting Unalienable Rights? There is no meaningful guidance as to what will encompass the concept of "defending unborn persons' rights."

In essence, the Proposal submitted by this Proponent has already been determined to be excludable **[*7]** as vague and indefinite under Rule 14a-8(c)(3) by the Staff in its no-action response in Digital Equipment Corporation (June 27, 1995). The text of the resolution has been somewhat altered, but is certainly no more specific as to what actual conduct by 3M should result. If 3M cannot determine what it should do in pursuit of the Proposal, the 3M shareholders can neither determine what it is that they are being asked to vote upon. Based upon the foregoing, I am of the opinion that the Proposal may be omitted from 3M's proxy materials for the **1996** annual meeting in reliance upon Rule 14a-8(c)(3).

Rule 14a-8(c)(4)

Rule 14a-8(c)(4) permits, by its terms, omission of proposals if it relates to matters which "further a personal interest, which . . . interest is not shared with the other security holders at large." The holders of 3M common stock are joined in interest through their economic investment in a business enterprise, 3M. 3M has meticulously avoided becoming involved in controversial topics such as abortion and the rights of unborn children. No individual purchases 3M stock to further their peculiar interests in the subject of abortion. By plain meaning of the words contained **[*8]** in Rule 14a-8(c)(4), this Proposal relates to a matter for which 3M shareholders at large have no interest. Therefore, I am of the opinion that the Proposal may be omitted from 3M's proxy materials for the **1996** annual meeting in reliance upon Rule 14a-8(c)(4).

Rule 14a-8(c)(5)

This Rule permits omission of proposals that fail a test of materiality expressed in terms of a quantitative standard and a less quantifiable "significant relationship." This Proposal has nothing whatsoever to do with 3M. As stated earlier, 3M meticulously avoids becoming enmeshed in the debate surrounding abortion and believes it does so effectively. If this is true, then "recognizing or "defending" *unborn children's rights is totally irrelevant. Never has* it been so clear that this Proposal is of the sort intended to be omitted under Rule 14a-8(c)(5). Therefore, I am of the opinion that the Proposal may be omitted from 3M's proxy materials for the **1996** annual meeting in reliance upon Rule 14a-8(c)(5).

Rule 14a-8(c)(6)

As stated above, this Proposal, even with the benefit of clarifying amendments, is in total so vague and indefinite that 3M is prevented from effectuating it, even were it so **[*9]** inclined. If 3M considers the concept of recognizing "unborn children as persons" as "too general," which it most certainly does, then 3M should give charitably to organizations that defend such rights, if it has programs for charitable giving. Finally, if 3M has no programs for charitable giving, which is not the case, then 3M should reference "unborn persons" in literature/advertising, in juxtaposition to "children." All three steps are independently impossible of effectuation.

3M cannot reasonably determine how to recognize the rights of unborn persons in its everyday business activities. No clues exist in bringing this concept down to specific conduct. If 3M cannot determine generally how to recognize "unborn children as persons," then how can it determine which organizations defend such rights? If this were to mean that an organization/campaign must profess and publish its defense of unborn children as persons, then there may well be but one such organization, Proponent's own, to meet the test. This would raise an interesting issue under Rule 14a-8(c)(4) not argued above. The third and final request is relatively specific in its suggested content for all 3M literature/advertising, **[*10]** but yet so absurd in effectuation to make it impossible. If 3M were to advertise a product for a young audience, an orthodontic bracket as an example, 3M would be required to advertise its suitability and applicability for unborn persons. To do so would inevitably hold 3M up for public ridicule and could conceivably harm general economic interests of its stockholders. The effectuation of this Proposal is so absurd as to be practically impossible in effectuation.

The Staff, in International Business Machines (January 14, 1992), stated that a proposal may be classified as beyond a company's power to effectuate on the basis that the proposal is so vague and indefinite that specific action is indeterminable. Therefore, I am of the opinion that the Proposal may be omitted from 3M's proxy materials for the **1996** annual meeting in reliance upon Rule 14a-8(c)(6).

Rule 14a-8(c)(7)

The Staff determined in 1993 (PepsiCo, Inc. - March 24, 1993) that the mere fact that a proposal is tied to a social issue would not remove it from the sphere of "ordinary business operations" for purposes of Rule 14a-8(c)(7). Although Proponent takes great care not to reference the term, this Proposal deals **[*11]** with abortion. However, in so constructing the Proposal in a way not to deal directly with abortion, Proponent has extended the controversial social issue to the day-to-day ordinary business operations of 3M, although very indirectly. The most specific request relates to the day-to-day literature and advertising of 3M that is produced in substantial quantity daily.

Although it is hard to envision that a proposal such as this, with really no relationship to 3M whatsoever, can be deemed to relate to ordinary business operations, the reality surrounding Rule 14a-8(c)(7) is that it has provided the Staff with a means of concurrence in omission of proposals that simply have no meaningful place before an audience of stockholders in a business enterprise. Such is the case here. Therefore, I am of the opinion that the Proposal may be omitted from 3M's proxy materials for the **1996** annual meeting in reliance upon Rule-14a-8(c)(7).

Request

3M would respectfully request the concurrence of the Staff in the exclusion of the Proposal from 3M's **1996** proxy soliciting materials on the alternative grounds of Rule 14a-8(a)(4) or one or more of the following: Rule 14a-8(c)(3), (c)(4), (c)(5), (c)(6), **[*12]** or (c)(7).

Pursuant to Rule 14a-8(d), we are herewith notifying the Proponent by copy of this letter of our intention to omit the proposal. In the event that the Staff disagrees with the conclusions expressed herein, or should desire additional information, we would appreciate an opportunity to confer prior to issuance of the response. Please call the undersigned at (612) 733-1528.

Please acknowledge receipt of this letter and enclosures by stamping the enclosed copy and returning it in the enclosed self-addressed envelope.

Very truly yours,

Roger P. Smith
Secretary

ATTACHMENT 1

COMMITTEE FOR ASSERTING UNALIENABLE RIGHTS

P.O. Box 1061, Binghamton, N.Y. 13902

November 26, 1995

Secretary
Minnesota Mining and Manufacturing Company
3M Center
St. Paul, Minnesota 55144

Dear Corporate Secretary:

Under a separate mailing, you should be receiving a shareholder proposal from me dated November 20th concerning unborn persons. It has come to my attention through another corporation that the proposal may be too general. It was hoped that this general proposal would address all areas of corporate involvement in the issue without having to specify each instance individually, such **[*13]** as all considerations that arise when employees and their unborn children are in corporate service and on corporate property. If you consider that the submitted proposal is too general, the following more specific proposals which are embodied in the general proposal, are offered as substitutes to be used along with the originally submitted supporting statement.

If **Minnesota Mining and Manufacturing Company** makes charitable or political contributions, the following proposal is offered as a first choice substitute:

> Resolved: Shareholders request this corporation to make charitable/political contributions to organizations/campaigns defending unborn persons' rights as a balance to other corporations' donations used for denial of children's rights.

If it is not corporate practice to make contributions, then the following proposal is offered:

> Resolved: Shareholders request this corporation to recognize unborn (an age-based temporary handicap) children's personhood by referring to them in corporate literature/advertising as "unborn persons" including whenever mentioning "children".

Thank you for your considerations and if there are any further requirements or questions, do not hesitate **[*14]** to reply.

Sincerely,

Edwin D. Foulks, Sr.

ATTACHMENT 2

COMMITTEE FOR ASSERTING UNALIENABLE RIGHTS

P.O. Box 1061, Binghamton, N.Y. 13902

November 20, 1995

Secretary
Mining and Manufacturing Company
3M Center
St. Paul, Minnesota 55144

Dear Secretary:

As the owner of 700 shares of **Minnesota Mining and Manufacturing Company,** I would like to submit the enclosed stockholder proposal for consideration at the Company's **1996** Annual Meeting of Stockholders. It length should be 498 words (under 500 words) and please advise me otherwise if it is over 500 words. Enclosed also are brokerage statements verifying my holdings a year ago as well as present and I pledge to maintain all my shares until at least the annual meeting vote.

If there are any further requirements, please let me know.

Thank you.

Sincerely,

Edwin D. Foulks, Sr.

(Preferably Private Information:

Home Address-
R.D. #1 George Street
Lisle, N.Y. 13797

ATTACHMENT 3

UNBORN PERSONS' EQUAL RIGHTS PROPOSAL

Whereas, this nation was founded proposing "that all men are created (not only born) equal, that they are endowed by their Creator (not the Supreme Court) with certain unalienable Rights" and guaranteed constitutionally to "secure the blessings of liberty to ourselves and our posterity", current American government **[*15]** has embarked on tyrannical rule "destructive of these ends" regarding "persons unborn" (legally recognized by Jefferson's Virginia legislation) by denying "equal protection of the laws" for such defenseless children from any and all attackers, denying parents the right to claim unborns as dependents and other property rights.

Whereas, "Laws of Nature and of Nature's God entitle" that "you shall give life for life, . . . , wound for wound" (Exodus 21:23) regarding injured unborn and (applicable through common law/Louisiana State) "Roman law, the principles of which are the nearest to natural reason" (Jefferson), asserts "an unborn child is entitled to action for restitution, where he has lost something by usucaption"; "those who are unborn are, by almost every provision of the Civil Law, understood to be already in existence"; "ancient authorities were so solicitous to maintain the interest of an unborn child who would be free at birth, that they reserved all its rights unimpaired until the time it was to be born."

Whereas, the United Nation's Declaration of the Rights of the Child (1959) demands that "the child, by reason of his physical and mental immaturity, needs special safeguards **[*16]** and care, including appropriate legal protection, before as well as after birth", the American Convention on Human Rights (1969) ratified by United States Senate maintains that "every person has the right to have his life respected. This right shall be protected by law, and, in general, from the moment of conception" with Black's Law Dictionary asserting "A child conceived, but not born, is to be deemed an existing person"; "Reasonable creature . . . means a human being, and has no reference to his mental condition, as it includes a lunatic, an idiot, and even an unborn child"; insurance trusts defining "the word 'living' shall include unborn persons in the period of gestation" (Northwestern Mutual Life Insurance Company).

Whereas, the Virginia Declaration of Rights (1776) asserts that "men . . . cannot by any compact deprive or divest their posterity; namely, the enjoyment of life and liberty." The Supreme Court (1943) affirmed: "One's right to life, liberty and property . . . and other fundamental rights may not be submitted to a vote; they depend on the outcome of no elections"; (1989) "human life begins at conception." Congress's Republican platform pledges: "We believe the **[*17]** unborn child has a fundamental individual right to life which cannot be infringed. We therefore reaffirm our support for a human life amendment to the Constitution, and we endorse legislation to make clear that the Fourteenth Amendment's protections apply to unborn children."

Resolved: Shareholders request this corporation to recognize unborn (a condition based upon age and temporary handicap) children as persons and all their rights that personhood confers as its corporate policy.

Edwin D. Foulks, Sr.
Committee for Asserting Unalienable Rights
P.O. Box 1061
Binghamton, N.Y. 13902

Owner of 700 Shares of **Minnesota Mining and Manufacturing Company**

Dated: 11/20/95 (Proposal- 498 words)

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Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"wells fargo & company" & 1993 and date(geq (01/01/93) and leq (01/01/94))** (Edit Search)

Select for FOCUS™ or Delivery

*1993 SEC No-Act. LEXIS 86, **

1993 SEC No-Act. LEXIS 86

Securities Exchange Act of 1934 -- Rule 14a-8(d)

January 26, **1993**

CORE TERMS: shareholder, homosexuals, stockholder, registrant, customers, leaders, admit, proxy statement, annual meeting, non-discriminatory, quarrel, misleading, leadership, depositors, staff, personal interest, rescinded, publicity, proxy, personal benefit, gentlemen, concurrence, supporter, funder, omit, certificate of incorporation, board of directors, managed, manage, proper subject

[*1] Wells Fargo & Company

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Wells Fargo & Company** (the "Company")
Incoming letter dated December 4, 1992

The proposal would require the Company to rescind its action supporting the Bay Area United Way, with regard to the admission of homosexuals as leaders in the Boy Scouts of America, and to stay out of such controversies now and in the future.

There appears to be some basis for the view that the proposal may be excluded under Rule 14a-8(c)(7) as dealing with a matter relating to the conduct of the ordinary business operations of the registrant (i.e., the determination to commence contributions to a particular charity.) Under the circumstances, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In reaching a position the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy Bowerman Freed
Special Counsel

INQUIRY-1: WILLIAM M. PURSELL III

748 HELEN DRIVE

HOLLISTER, CA 95023

December 11, 1992

Securities and Exchange **[*2]** Commission
Judiciary Plaza
450 Fifth St. N.W
Washington, D. C. 20549

Ladies and Gentlemen:

I have received a copy of a letter from Mr. Guy Rounsaville, Executive Vice President of Wells Fargo & Co. giving the Bank's reasons for turning down my proposed Shareholder Motion and requesting your concurrence. I request that such concurrence be withheld and that Wells Fargo be directed to include my motion in their upcoming proxy statement prior to their next Annual Meeting. My motion was submitted to them well in advance of their stated deadline for such submission.

I have no quarrel with Wells Fargo's non-discrimination policy as it regards whom they wish to employ. Wells Fargo as a public corporation doing business in California is required to be non-discriminatory in all its employment practices. Likewise, I have no quarrel with their policy of giving only to nondiscriminatory organizations. They can donate to any organization they wish as long as they stay within the law and within the S.E.C. rules.

Wells Fargo has never been a major direct funder of the Boy Scouts of America. The $ 76,000 they gave, while undoubtedly gratefully appreciated when received, when spread around over **[*3]** twenty plus Scout Councils in California is relatively small compared to the Councils' needs.

What I, as a stockholder find objectionable is the fact that public statements were made in the press and on television endorsing the Bay Area United Way's stand in withdrawing funding from the local Councils of the Boy Scouts of America on the grounds that that organization discriminates by refusing to accept homosexuals to serve in adult leadership capacities.

Mr. Rounsaville's letter states on page 3, "Whether there is a controversy relating to the Boy Scouts' policies is beside the point since it is not of Wells Fargo's making and beyond its power to control." The point is that **Wells Fargo & Company** need not have made any public statement in support of the United Way's position versus the Boy Scouts. It was the endorsement by a major financial institution (two, in fact, although Bank of America has since rescinded its stand) of the United Way's position which angered many people and cost the Bank many customers.

If Wells Fargo wished to contribute to the United Way in view of that organization's position versus Scouting they could have done so without publicly endorsing the position **[*4]** which was so obviously hostile to Scouting. Many other corporate contributors are continuing to contribute to the United Way without coming out in support of United Way's stand in the dispute. Scouting would still have been denied the $ 76,000 and any further support from the United Way, but Wells Fargo would not have been hurt by the bad publicity.

Mr. Rounsaville accuses me of being misleading as one of the grounds for excluding my proposal (section 4 of his letter). He states that Wells Fargo had no part in the action by the Bay Area United Way to attempt to force the Boy Scouts of America to admit homosexuals as leaders. But I have been informed that Wells Fargo personnel were part of the committee which made up the allocations and determined the United Way's position vis-a-vis Scouting. And for many years key leadership roles in the United Way and its predecessors, United Fund and United Crusade, have been occupied by personnel from Wells Fargo. (My dad was Comptroller of the organization for a number of years.) Who is trying to fool whom?

In the same section of the letter he refers to my statement that the policy had cost the bank many customers and depositors as another **[*5]** misleading statement. I do not have direct proof of the numbers of depositors or of the dollar volume of business lost by the bank, but from talking to several Scout Council officials I have been told that all of them have had many, many calls from supporters who have removed their deposits, and from talking to three different banks with whom I have interests, I am sure that a sizeable amount of business has been lost because of the publicity.

Mr. Rounsaville accuses me of attempting to gain a personal benefit. While it is true that my family and I were involved in Scouting for much of our lives none of us have been members for many years. We have no personal benefit to be gained EXCEPT that we are stockholders of the bank, and I still have a few friends who are still active in the Scouting program. My only personal interest beyond that is that I am proud of my years in the Scouting program, and I believe it to be a truly worthwhile organization that has served this nation proudly for over 82 years. I do not like to see it accused of discrimination for its prudence in its leadership policies.

It is an interesting sidelight to this entire matter that the bank has chosen to single **[*6]** out only one institution for censure; one that teaches its members to "respect the rights of others in matters of custom and religion" (from the twelfth part of the Scout Law to which every Scout must agree and try to practice in his daily life). No other organizations were singled out although many of the over 100 agencies supported by the United way have strong religious ties or ties to very special social groups.

Ladies and gentlemen, I hope you will agree with me that stockholders of a corporation should have the right of referendum when management makes a costly decision on a matter which is outside the normal business of the corporation and will deny the **Wells Fargo & Company** the right to exclude my motion from the proxy ballot.

Very truly yours,

William M. Pursell III

INQUIRY-2: WELLS FARGO & COMPANY

GUY ROUNSAVILLE, JR.
Executive Vice President
Chief Counsel and
Secretary
420 Montgomery Street
San Francisco, CA 94163
(415) 396-2029

December 4, 1992

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

William M. Pursell III, a shareholder of **Wells Fargo & Company,** has submitted a proposal **[*7]** he wishes to place before the shareholders at the **1993** annual meeting of **Wells Fargo & Company.** On behalf of **Wells Fargo & Company,** I am writing pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934 to state Wells Fargo's position that Mr. Pursell's proposal may properly be omitted from its proxy statement and the reasons for our position. In accordance with Rule 14a-8(d), I enclose six copies of Mr. Pursell's proposal and supporting statement, this letter and an opinion of counsel with respect to the legal basis for excluding the proposal. A copy of this letter to Mr. Pursell shall serve to notify him of Wells Fargo's intent to omit his proposal from its proxy statement for the **1993** annual meeting.

A. Background

Wells Fargo & Company and its affiliated foundation, the Wells Fargo Foundation, regularly contribute to organizations throughout California which they believe to be worthy of financial support. During 1991, **Wells Fargo & Company** and the Wells Fargo Foundation contributed a total of approximately $ 6.6 million to such organizations, including approximately $ 76,000 for various Boy Scout groups. Wells Fargo's charitable contributions are governed by policies **[*8]** which prohibit contributions to organizations that discriminate on the basis of race, color, creed, sex, sexual orientation, age, national origin, disability or religious belief. In April 1992, the United Way of the Bay Area, acting in response to the affirmation by the Boy Scouts of America that it excludes participants on the basis of sexual orientation and religious belief, announced that it would no longer contribute to Boy Scout organizations in the Bay Area. Following up on the United Way action, members of the local press asked Wells Fargo what its policy would be regarding contributions to the Boy Scouts. Wells Fargo responded that it would no longer make direct contributions to the Boy Scouts except to honor pledges already made. As a result of the ensuing publicity, Mr. Pursell learned of this matter and wrote Wells Fargo three letters in support of the Boy Scouts, culminating in the enclosed shareholder proposal.

B. The Proposal

Mr. Pursell's proposal characterizes Wells Fargo's actions as "supporting the attempt of the Bay Area United Way to force the Boy Scouts of America to admit homosexuals as leaders. " His supporting statement argues that the proposal "is not **[*9]** an attempt to limit or control in any way the right of the Bank through its officers of Directors to make corporate contributions . . . nor to withhold support from any [organizations] they believe are unworthy." Mr. Pursell apparently believes that without interfering in Wells Fargo's corporate contributions policies and practices, his resolution "simply attempts to extricate the Bank from a position in which it should never have become involved in the first place." His resolution directs that "the Bank's" action, allegedly supporting attempts to admit homosexuals as Boy Scout leaders, "be rescinded" and also directs that "the Bank should stay out of such controversies now and in the future."

C. Grounds for Exclusion

The Company believes Mr. Pursell's proposal can be excluded under Rule 14a-8(c) on any one of the several grounds described below.

1. Ordinary Business Operations. Rule 14a-8(c)(7) permits registrants to exclude a shareholder proposal that "deals with a matter relating to the conduct of the ordinary business operations of the registrant." In a series of letters commencing in February 1992, the Commission has repeatedly taken the position that shareholder **[*10]** proposals supporting or opposing a corporation's contributions to a particular charity or cause are excludable under Rule 14a-8(c)(7). Our research has established that in letters to Wal-Mart

Stores (available April 10, 1992), Bristol-Meyers Squibb (available March 10, 1992), American Express (available February 28, 1992), Exxon Corporation (available February 28, 1992), U.S. West (available February 25, 1992), Exxon Corporation (available February 19, 1992) and International Business Machines (available February 19, 1992), the staff of the Commission permitted the exclusion of shareholder proposals advocating that these registrants refrain from making contributions in support of organizations that advocate or perform abortions. Similarly, in a letter to Pacific Telesis, Inc. (available February 20, 1992), the staff of the Commission permitted the exclusion of a shareholder proposal advocating contributions to Planned Parenthood.

Mr. Pursell seeks to avoid this line of no-action letters by incorrectly characterizing Wells Fargo as helping to force the Boy Scouts to admit homosexuals as leaders, and his resolution could direct Wells Fargo to "stay out of such controversies now and **[*11]** in the future." Whether there is a controversy relating to the Boy Scouts' policies is beside the point since it is not of Wells Fargo's making and beyond its power to control. Wells Fargo's only actions in this matter have been to adhere to its non-discriminatory contributions policies and cease future direct contributions to the Boy Scouts. We can only assume, therefore, that, without saying so, Mr. Pursell's resolution is really intended to change Wells Fargo's non-discriminatory contributions policies and to force it to resume direct contributions to the Boy Scouts. Whether he will admit it or not, Mr. Pursell's resolution thus relates to a contribution to a particular charitable organization. Mr. Pursell's proposal thus falls squarely within the area of proposals that the staff of the Commission has stated may be excluded under Rule 14a-8(c)(7).

2. Less Than 5 Percent of Assets and Earnings. Rule 14a-8(c)(5) permits exclusion of a proposal that relates to operations accounting for less than 5 percent of the registrant's total assets at the end of its most recent fiscal year and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year and **[*12]** that is not otherwise significantly related to the registrant's business. During 1991, Wells Fargo contributed approximately $ 76,000 to the Boy Scouts. This amount represents less than one-thousandth of 1 percent of Wells Fargo's assets of approximately $ 53.55 billion as of December 31, 1991, less than one-half of 1 percent of net income of approximately $ 21 million for 1991 and less than one-hundredth of 1 percent of total interest and non-interest income of approximately $ 5.86 billion for 1991. Wells Fargo's contributions to the Boy Scouts are not otherwise significantly related to its business.

3. Personal Benefit. Rule 14a-8(c)(4) permits the exclusion of a proposal that relates to the redress of a personal claim or grievance against the registrant or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Wells Fargo has adopted its non-discriminatory contributions policy in light of the diversity of its customers and employees. Furthermore, Wells Fargo believes that a policy which serves the social goals of its customers and employees is also in **[*13]** the best economic interests of its shareholders. Prior to the submission of his proposal, Mr. Pursell wrote to Wells Fargo twice to object to its policy on contributions to the Boy Scouts, showing his personal interest in the matter. As further evidence of the primarily personal significance of this matter to him, Mr. Pursell stated in his first letter that he, his brother and his father "were all Eagle Scouts and very active for many years as volunteer adult leaders in the Boy Scout program." Wells Fargo has no reason to believe that this personal interest, which Mr. Pursell would have us pursue at the expense of our broad-based non-discriminatory contributions policy, is one shared across-the-board with other shareholders at large.

4. Misleading. Rule 14a-8(c)(3) permits the exclusion of a proposal if it is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. Mr. Pursell's proposal is misleading in that it refers to presumed "action of the Bank in supporting the attempt of the Bay Area United Way to force the Boy Scouts of America to admit homosexuals as leaders." **[*14]**

Wells Fargo took no such action. Wells Fargo's only action towards the Boy Scouts has been to withdraw its direct financial support. And this decision was reached independently, without consulting the United Way or any other organization. To suggest otherwise is misleading. The supporting statement also implies that Wells Fargo engaged in social engineering and contains other factual errors. It states that "the Bank, by its own admission, has never been a direct funder of the Boy Scouts" and that Wells Fargo's position has "cost the Bank many customers and depositors." The cumulative effect of these misstatements is to portray Wells Fargo as an active participant in a campaign to induce the Boy Scouts to change its policies. In fact, the reverse has been the case. As a result of its adherence to its non-discriminatory contributions policy, Wells Fargo has received numerous telephone calls and letters from supporters of the Boy Scouts, including Mr. Pursell, who have attempted to convince Wells Fargo to change that policy.

5. Not a Proper Subject for Shareholders.

Rule 14a-8(c)(1) permits the exclusion of a proposal that is, under the laws of the registrant's domicile, not a proper **[*15]** subject for action by security holders. While Mr. Pursell's proposal is ambiguous as to how and whether Wells Fargo could accomplish what the resolution mandates, the language is clear enough in what it requires. "The action of the Bank in supporting the Bay Area United Way . . . should be rescinded and the Bank should stay out of such controversies now and in the future."

Wells Fargo is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law provides as follows: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." There being no other applicable provisions of Delaware law or of Wells Fargo's certificate of incorporation, Mr. Pursell's resolution oversteps the powers granted to shareholders under Delaware law. His proposal is thus invalid since it would supersede the authority of the board of directors to manage the business and affairs of Wells Fargo. The Delaware Supreme Court has stated that "the bedrock of the General Corporation Law of the State of Delaware is the rule that **[*16]** the business and affairs of a corporation are managed by and under the direction of its board." Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984). Accord, Levine v. Smith, 591 A.2d 194, 200 (Del. 1991) ("The directors of a corporation and not its shareholders manage the business and affairs of the corporation", citing Paramount Communications. Inc. v. Time, Inc., 571 A.2d 1140, 1150 (Del. 1990)).

On the basis of the foregoing, **Wells Fargo & Company** respectfully requests the concurrence of the staff of the Commission that Mr. Pursell's proposal may be excluded from Wells Fargo's proxy statement relating to its **1993** annual meeting of stockholders.

Very truly yours,

Guy Rounsaville, Jr.

WELLS FARGO BANK

ROBERT S. SINGLEY
Vice President and
Senior Counsel
111 Sutter Street, 18th Floor
San Francisco, CA 94163
(415) 399-7442

December 4, 1992

Guy Rounsaville, Jr.

Secretary
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

Dear Mr. Rounsaville:

I am a Vice President and Senior Counsel of Wells Fargo Bank, National Association. As such I am familiar with the letter dated September 23, 1992, from William Pursell III submitting a proposal he seeks to **[*17]** be included in the proxy statement for the **1993** annual meeting of shareholders of **Wells Fargo & Company.** I have reviewed with you this proposal as well as the letter dated December 4, 1992, which you propose to submit to the Securities and Exchange Commission in response to Mr. Pursell's letter as well as the relevant rules and regulations of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934.

I agree with the conclusions contained in your letter to the Securities and Exchange Commission that, for the reasons stated therein, **Wells Fargo & Company** should be entitled to omit Mr. Pursell's proposal from its proxy statement for the **1993** annual meeting under the provisions of Rule 14a-8(c)(1), (c)(3), (c)(4), (c)(5) and (c)(7).

You are authorized to provide copies of this opinion to the Securities and Exchange Commission.

Very truly yours

Robert S. Singley

Shareholder Proposal of William M. Pursell III for Inclusion in **1993** Proxy Statement of **Wells Fargo & Company**

RESOLVED: That the action of the Bank in supporting the attempt of the Bay Area United Way to force the Boy Scouts of America to admit homosexuals as leaders in its organization **[*18]** was not in the best interests of the Bank or its stockholders and should be rescinded and the Bank should stay out of such controversies now and in the future.

SUPPORTING STATEMENT

The primary business of Wells Fargo Bank is banking; not social engineering.

Wells Fargo Bank believes in and practices non-discrimination in its personnel policies and in all its business dealings. That is a fine thing for the Bank.

The Bay Area United Way, one of many United Way's within the Bank's service area, attempted to force a national volunteer organization to alter its membership and leadership policies to admit homosexuals to leadership positions. Wells Fargo Bank, a long time supporter of the United Way, came out publicly in support of United Way's attempt along with two other major companies. The Bank, by its own admission, has never been a direct funder of the Boy Scouts, but has many employees and customers who have been active in the Scouting program over many years.

The resulting publicity over the support of the United Way's attempt has cost the Bank many customers and depositors and is therefore adverse to the Bank's and stockholders' best interests. It was a quarrel between two **[*19]** organizations outside the Bank's primary area of responsibilities to its customers and stockholders. It was a quarrel in one local area which has affected the Bank throughout its service area, and a quarrel to which the Bank need not have become a party.

This resolution is not an attempt to limit or control in any way the right of the Bank through its officers or Directors to make corporate contributions to any worthwhile organizations they believe are deserving, nor to withhold support from any they believe are unworthy of support. It simply attempts to extricate the Bank from a position in which it should never have become involved in the first place. The membership policies of the Boy Scouts of America are in no way a concern of Wells Fargo Bank.

If the Bay Area United Way wishes to engage in a dispute with the Boy Scouts or any other organization for which it raises funds it may do so, but unless that organization is engaged in some illicit or illegal activity which directly affects the Bank, the Bank should stay out of the controversy.

By involving the Bank in the quarrel the resulting loss of depositors, business, and good will have adversely affected profits and stockholder **[*20]** earnings. Let's stop it now!

*1997 SEC No-Act. LEXIS 127, **

1997 SEC No-Act. LEXIS 127

Securities Exchange Act of 1934 -- Rule 14a-8(c)(7)

January 22, **1997**

CORE TERMS: proponent, charitable contributions, guidelines, charitable, donations, annual meeting, shareowner, vague, proxy, shareholder, eligibility, indefinite, funding, omit, Proxy Rules, proxy statement, annual report, not-for-profit, collectively, enclosed, charity, agenda, articles of incorporation, written statement, continue to hold, beneficial owner, proper subject, market value, correspondence, discontinue

[*1] Pacific Telesis Group

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, **1997**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Pacific Telesis Group** (the "Company")
Incoming letter dated December 20, 1996

The proposal criticizes the Company's contributions to MALDEF and requires the Company to report on charitable contributions to organizations whose overall purpose is inconsistent with the intent of its "Corporate Community Development Program."

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(7), since it appears to deal with matters relating to the conduct of the Company's ordinary business operations (i.e., contributions to specific types of organizations). Under the circumstances, the Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy material. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy M. Trombly

Attorney Advisor

INQUIRY-1:
Pillsbury

ATTORNEYS AT LAW
235 MONTGOMERY STREET
SAN FRANCISCO, CALIFORNIA **[*2]** 94104
TELEPHONE: (415) 983-1200
MAILING ADDRESS: P.O. BOX 7880
SAN FRANCISCO, CALIFORNIA 94120-7880
internet: pillsburylaw.com

Writer's direct dial number/email:
(415) 983-7480

December 20, 1996

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Pacific Telesis Group**
Commission file No. 1-8609
Omission of Shareowner Proposal
Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of **Pacific Telesis Group,** a Nevada corporation (collectively with its subsidiaries, including Pacific Bell, the "Company"), this letter concerns a shareholder proposal (the "Proposal") submitted by Sharon L. Gage (the "Proponent") for inclusion in the proxy statement and form of proxy for the Company's **1997** Annual Meeting (the "**1997** Proxy Materials"). The Company has not yet set the date for its **1997** Annual Meeting, although it is not contemplated that definitive proxy materials for such meeting will be filed prior to 80 days after the date of this letter.

We hereby request confirmation that the Division of Corporate Finance will not recommend enforcement to the Securities and Exchange **[*3]** Commission (the "Commission") if, in reliance on one or more of our interpretations of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company excludes the Proposal from the **1997** Proxy Materials.

Pursuant to Rule 14a-8(d), enclosed herewith are six copies of correspondence from the Proponent and this letter, which sets forth the reasons supporting the Company's proposed omission of the Proposal from the **1997** Proxy Materials. This letter includes our legal opinion to the extent such reasons are based on matters of law. By copy of this letter, the Company is noticing the Proponent of its intention to omit the Proposal from the **1997** Proxy Materials. The correspondence from the Proponent sets forth the information required by Rule 14a-8(a)(2), including a statement that the Proponent or an appropriately designated substitute will present the Proposal.

The Proposal seeks to (i) require the Company to list in its annual report all donations and contributions made to charitable and not-for-profit organizations "whose overall purpose and aim is not consistent with the intentions and mandates" of the Company's Corporate Community Development Program **[*4]** and (ii) require that the Company initiate a corporate investigation into the Company's contributions to certain organizations (e.g., the Mexican American Legal Defense and Education Fund ("MALDEF")) and to discontinue funding such organizations.

We believe that the Proposal may be omitted from the **1997** Proxy Materials on one or more of the following grounds:

I. The Proponent has failed to comply with the requirements of Rule 14a-8(a)(1).

By letter dated November 21, 1996, the Company wrote to the Proponent requesting that she demonstrate her eligibility under Rule 14a-8 of the federal proxy rules to require the Company to include the Proposal in the **1997** Proxy Materials. Specifically, the Company asked the Proponent to demonstrate that (i) she is the record or beneficial owner of at least 1% or $ 1,000 in market value of the Company's outstanding securities, (ii) she has held such stock for at least one year and (iii) will continue to hold such securities through the date of the **1997** Annual Meeting. The Company was unable to send the request letter to the Proponent by certified mail, however, because the address the Company has on file for the Proponent is a post office box. **[*5]** As of the date of this letter, the Proponent has not responded to the Company's request for information.

II. The decision to make specific charitable contributions is a matter relating to the conduct of the ordinary business operations of the Company and the Proposal may thus be omitted pursuant to Rule 14a-8(c)(7).

The Company makes charitable contributions in two ways. First, the Telesis Foundation (the "Foundation") is an entity organized for the specific purpose of committing its resources "to educational, cultural, and community-based programs for economically disadvantaged children, youth, and families." The Company donates money each year to the Foundation, which then allocates the money to worthy organizations. The Foundation receives numerous applications for grants each year; each one is assigned to a staff member who reviews the application to determine eligibility under well-established guidelines (the "Foundation Guidelines") (attached hereto as Exhibit A). Second, the Company and its subsidiaries, including Pacific Bell, contribute on a regular basis to numerous charities that serve the communities in which they operate to promote business operations and to enhance **[*6]** their reputation as good citizens of such communities. To guide the Company in selecting deserving charitable organizations, the Company has adopted the Pacific Bell Grant Guidelines (the "Pacific Bell Guidelines" (attached hereto as Exhibit B) and, collectively with the Foundation Guidelines, the "Guidelines"). The Company has no formal program entitled the "Corporate Community Development Program" as indicated by the Proponent.

We believe that the Company's contributions to the Foundation and its direct contributions to other charitable organizations are part of the Company's ordinary business operations. The primary purpose of the Company's charitable contributions program, including its donations to the Foundation, is to promote its business operations by enhancing its reputation as a good citizen of the communities in which it operates. To this end, the Foundation and the Company, collectively, routinely make thousands of charitable grants and donations each year. The Board of Directors of the Company has delegated to management the authority to select specific organizations to receive corporate contributions, consistent with the Guidelines. The Company believes that the day-to-day **[*7]** management of such charitable contributions are most efficiently left in the hands of management, which is in the best position to select worthy organizations for charitable contributions based upon the established Guidelines and to promote the Company's goals.

Because the determination to commence or cease contributions to a particular charity are so directly interrelated to the day-to-day business operations of the Company, the Company believes it may omit the Proposal pursuant to Rule 14a-8(c)(7). The Company notes that in a series of letters commencing in February 1992, the Commission has repeatedly taken the position that shareowner proposals supporting or opposing a corporation's contributions to a particular charity or cause are excludable under Rule 14a-8(c)(7). See, for example, *Minnesota Mining & Manufacturing Company* (available January 3, 1996) (proposal two); *Wells Fargo & Company* (available January 26, 1993) (and the letters cited therein); ***Pacific Telesis Group*** (available February 20, 1992); *SCEcorp* (available February 20, 1992).

III. The Proposal is not a proper subject for shareowner action under Nevada law and may thus be omitted pursuant to Rule [*8] 14a-8(c)(1).

The Company is a Nevada corporation and Section 78.070 of the Nevada Revised Statutes reserves to each corporation organized under Nevada law the specific power to "make donations for the public welfare or for charitable, scientific or educational purposes," subject to any limitations that may be contained in such corporation's articles of incorporation. In other words, subject to any contrary provision in the articles, Nevada law places the power to make charitable contributions with the corporation, which, pursuant to other provisions of Nevada law, is to be managed by the Board of Directors. Since the Company's Articles of Incorporation contain no limitation on management's ability to make charitable contributions, such contributions are a power reserved to the Board of Directors of the Company.

In accordance with the above, the Company believes that the Proposal is not a proper subject for shareowner action, and is therefore excludable from the **1997** Proxy Materials by virtue of Rule 14a-8(c)(1).

IV. The Proposal is vague and indefinite and thus may be omitted pursuant to Rule 14a-8(c)(6) as being beyond the power of the Company to effectuate.

The Proposal **[*9]** requests that the Company list in its annual report all donations and contributions made to charitable and not-for-profit organizations "whose overall purpose and aim is not consistent with" the Corporate Community Development Program. We assume when the Proponent makes reference to the "Corporate Community Development Program," she is actually referring to the Company's Guidelines. The Company believes the Proposal is *sufficiently vague and indefinite such that it would be impossible for the Company to* implement. As previously discussed, the Guidelines were adopted to guide management in selecting those organizations to receive Foundation and Company contributions. The Guidelines, however, were drafted broadly to ensure that management has sufficient flexibility in contributing to those organizations which can best satisfy the goals of the Company. Given such flexibility, reasonable people might disagree as to whether a particular charitable organization is consistent with the Guidelines. Indeed, the Proponent appears to take issue with charitable contributions the Company has made to two organizations -- MALDEF and the National Council of La Raza. Despite the Proponent's viewpoint, **[*10]** the Company, when it made these particular contributions, believed (and still believes) that such contributions were consistent with the Guidelines. Thus, if the Proposal were adopted, the Company will have virtually no guidance with respect to the actions it must take to implement the Proposal. Moreover, because the Proposal is inherently vague, each shareowner who votes on the Proposal might (and probably will) have a very different idea of the action to be taken by the Company in complying with the Proposal.

The Commission has determined in the past that a company may omit a proposal which is sufficiently vague and indefinite that shareowners voting upon it would be unable to determine with any reasonable certainty what actions the company would take under the proposal. See, for example, *Wendy's International, Inc.* (available February 6, 1990). The Company submits that, by requiring the Company to disclose information that is inherently open to interpretation, the Proposal is sufficiently vague and indefinite such that it may be excluded as beyond the power of the Company to effectuate under Rule 14a-8(c)(6).

The Company notes that if the Proponent were primarily interested **[*11]** in public disclosure of its charitable contributions, such information is already available. The Foundation is required to list its grants each year in a public filing with the Internal Revenue Service, and the Company makes a public declaration of its charitable gifts each year with the California Public Utilities Commission.

The Company respectfully requests the concurrence of the Staff in the exclusion of the Proposal from the **1997** Proxy Materials on one or more of the alternative grounds as discussed above.

Please do not hesitate to contact the undersigned at (415) 983-7480 or Dan Cullum at (415) 983-6357 if you have any questions or require additional information regarding the foregoing request.

Very truly yours,

Blair W. White

ATTACHMENT 1

November 14, 1996

Board of Directors
Pacific Telesis
c/o/ Ms. Marybeth Seaton
130 Kearny St., 35th floor
San Francisco, Ca 94108

RE: Submission of Share Owner Proposal

RESOLVED: "That Pacific Telesis list in its annual report all donations and contributions made to charitable and not-for-profit organizations, whose overall purpose and aim is not consistent with the intentions and mandates of our Corporate Community Development **[*12]** Program. An example of misappropriation of corporate funds are those contributions allocated to the Mexican American Legal Defense and Education Fund (MALDEF). While the stated goal of MALDEF is to promote community development programs, there is evidence that many of their programs undermine, disrupt and create civil disharmony to the American society . It is requested in this proposed resolution that a corporate investigation be initiated into this matter and that Pacific Telesis discontinue funding of MALDEF and other similar organizations."

SUPPORTING STATEMENT: "On one hand, Pacific Telesis claims that its charitable contributions are of vital importance to the corporation because these donations enhance its standing in the community and improve its image. It is my contention that this is the very reason that Pacific Telesis must show more responsibility and careful prudence in the dispensing of scarce funds allocated to non-profit entities whose overall goals are societally divisive and gained by highly politicized means. A careful look at MALDEF'S own annual reports clearly shows an extremist ethnic organization pushing forth a broad radical political agenda. This includes: **[*13]** open borders, multilingual ballots, forced bilingual education,preferential academic admissions, Motor-Voter registration without verification of citizenship, opposition to enforcement of existing immigration laws, funding of the Southwest Votor Registration Project without citizenship requirements. Their agenda is promoted by a large battery of lawyers and lobbyists, who are actively working to weaken and change existing laws to allow increased legal and illegal immigration. Taking note of the above issues, question the use of our limited profits of Pacific Telesis for organizations which promote such radical agendas. As such, it is time for my corporation to re-examine its role in funding these questionable and ethnically divisive non-profit organizations.We as stockholders must demand accountability and accept ultimate responsibility for the part our corporation plays in the social and cultural engineering of our nation's future.

Sincerely,

Sharon L. Gage
(stockholder on record with 44 shares held for more than one year).
P.O. Box 641306
Los Angeles, Ca 90064

Addendum enclosed to verify above statement.

ATTACHMENT 2

PACIFIC TELESIS
Legal Group

Pacific Telesis [*14] Group
130 Kearny Street Suite 3607
San Francisco, California 94108
Office (415) 394-3533
Facsimile (415) 362-2843
Internet bethroemer@pacte.com

November 21, 1996

Ms. Sharon L. Gage
P.O. Box 641306
Los Angeles, CA 90064

Re: Proxy Statement Proposal

Dear Ms. Gage:

Pacific Telesis Group (the "Company") is in receipt of your letter dated November 14, 1996, and is currently evaluating whether to raise any objections to your shareholder proposal concerning required disclosure of certain corporate contributions.

While we consider your Proposal, the Company hereby requests that you demonstrate your eligibility under Rule 14a-8 of the federal proxy rules (the "Proxy Rules") to require the Company to include your Proposal in its proxy statement. To be eligible you must (i) be the record or beneficial owner of at least 1% or $ 1,000 in market value of the Company's common stock, (ii) have held such securities for at least one year and (iii) continue to hold such securities through the date of the annual meeting. As you may know, this showing can be made by a written statement of the record holder or an independent third party evidencing the date of acquisition and number of shares **[*15]** held, accompanied by the proponent's written statement that she intends to continue ownership of the requisite securities through the date of the meeting.

The Company looks forward to receiving the information requested above concerning your eligibility under the Proxy Rules to have the Proposal included in the Company's proxy statement. For your assistance we have enclosed a copy of the Proxy Rules.

We should also advise you that it is uncertain whether the Company will hold a **1997** annual meeting of shareholders. As you are no doubt aware, the Company has entered into a merger agreement with SBC Communications Inc., pursuant to which the Company will become a wholly owned subsidiary of SBC. It is currently expected that the merger will be effected in the first quarter of **1997.** Unless that schedule is delayed substantially, it is not expected that the Company will hold another annual meeting of its public shareholders.

Very truly yours,

Elizabeth K. Roemer
Senior Counsel

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"pacific telesis group" & 1997 and date(geq (01/20/97) and leq (01/25/97))** (Edit Search)
View: Full
Date/Time: Wednesday, December 19, 2001 - 9:35 AM EST

*1999 SEC No-Act. LEXIS 650, **

1999 SEC No-Act. LEXIS 650

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

July 29, **1999**

CORE TERMS: donation, shareholder, gift, charitable contributions, proxy, entity, omit, fiscal, proper subject, attachment, recipients, smaller, billion, staff, thank, enforcement action, annual meeting, better served, majority vote, net income, recommendation, introduce, recommend, excessive, omission, mission, fiscal year, Law Department, charitable giving, continue to hold

[*1] Delta Air Lines, Inc.

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 29, **1999**

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Delta Air Lines, Inc.**
Incoming letter dated June 28, **1999**

The proposal requires shareholder approval of any gift, donation or grant which exceeds $ 25,000 per year to any single entity, group or foundation.

There appears to be some basis for your view that Delta may omit the proposal under rule 14a-8(i)(7) as relating to Delta's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Delta omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Delta relies.

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1:
Delta Air Lines

Delta Air Lines
Post Office Box 20574
Atlanta, Georgia 30320-6001

Tel (404) 715-2724
Tax (404) 715-2233

June 28, **1999**

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. **[*2]** 20549

Re: Delta Air Lines, Inc. - Shareholder Proposal of Mr. Robert Hemmen - Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of **Delta Air Lines, Inc.** ("Delta" or the "Company"), I respectfully request that the staff of the Division of Corporation Finance indicate that it will not recommend any enforcement action to the Securities and Exchange Commission if Delta omits the shareholder proposal described below from its proxy statement and form of proxy ("Proxy Materials") for the Company's **1999** annual meeting of shareholders. Delta believes that the proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i) under the Securities Exchange Act of 1934.

The Company currently expects to file definitive proxy materials with the Commission on or about September 16, **1999,** and to commence mailing shortly thereafter.

To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii).

The proposal, and supporting statement, submitted by Mr. Robert Hemmen read as follows:

> Proposal
>
> "Any gift, donation, or grant which exceeds **[*3]** $ 25,000 per year to any single entity, group, or foundation must be approved by majority vote of the shareholders."Supporting Statement
>
> "As a corporate citizen it is very important for Delta to return a portion of its' profits to the community through gifts, donations and grants. However, the recent grant of $ 890,000 to the University of Georgia was excessive. I believe Delta would have been better served by several smaller donations to various groups, rather than one large grant."

A copy of the proposal and supporting statement, and related correspondence, is attached as Exhibit 1.

Delta believes that the proposal may be omitted from its proxy materials for the following reasons:

1. The proposal is not a proper subject for action by shareholders under the laws of the state of Delaware, Delta's state of incorporation, and therefore may be omitted pursuant to Rule 14a-8(i)(1).

2. The proposal relates to the conduct of Delta's ordinary business operations, and therefore may be omitted pursuant to Rule 14a-8(i)(7).

3. The proposal relates to operations which account for less than 5 percent of Delta's assets, operating income and revenues, and therefore may **[*4]** be excluded pursuant to Rule 14a-8(i)(5).

The bases for the Company's conclusions are set forth below.

1. *Rule 14a-8(i)(1): The Proposal is not a Proper Subject for Action by Shareholders*

Rule 14a-8(i)(1) permits the omission of any proposal that is not a proper subject for action by shareholders under the laws of the state of the company's organization which, in Delta's case, is the State of Delaware. The proposal would require Delta's Board to obtain shareholder approval of any gift, donation or grant exceeding $ 25,000. Such a requirement would violate the laws of the state of Delaware, which provides that the directors of a corporation are responsible for the management of the affairs of the corporation. Delaware General Corporation Law, § 141.

We provided Mr. Hemmen a copy of Rule 14a-8, and, by telephone, advised him of the need to phrase the proposal as a recommendation. Mr. Hemmen indicated his intent in his June 5, **1999** letter, to introduce a "recommendation" at the annual meeting. However, as currently drafted, the proposal itself is mandatory, not precatory. The staff has recognized that similar mandatory shareholder proposals are excludable under Rule **[*5]** 14a-8(i) unless rephrased by the proponent in precatory terms. See, American Express Company (January 22, 1997); Archer Daniels Midland Co. (July 11, 1987).

Accordingly, Delta believes that the proposal is not a proper subject for shareholder action and may be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(1).

2. *Rule 14a-8(i)(7): The Proposal Relates to the company's Ordinary Business Operations*

Rule 14a-8(i)(7) permits the omission of any proposal that deals with a matter relating to the Company's ordinary business operations. Delta believes that decisions about the timing, amount and recipients of charitable contributions are within the scope of its ordinary business operations.

Delta has a small corporate budget for charitable contributions, and regularly makes donations of products (primarily airline tickets) to charitable organizations. Donations of this nature are coordinated by Delta's Community Affairs department. However, the bulk of the Company's charitable giving is made through the Delta Air Lines Foundation (the "Foundation"), a tax-exempt entity, which was established and funded by the Company for this purpose in 1968. The Foundation **[*6]** is a separate legal entity, and its trustees are senior officers of the Company. The Foundation's mission is to enhance the quality of life in the communities served by Delta. To carry out this mission, support is limited to non-profit organizations within the Foundation's three focus areas: (1) Families with Young Children; (2) Cultural Understanding; and (3) Building Strong Communities. Delta's board of directors determines whether to make a contribution to the Foundation in any specific year. Generally, specific grants by the Foundation are made from earnings on the Foundation's trust corpus. The Foundation is responsible for identifying and approving specific grants, including the one alluded to in Mr. Hemmen's supporting statement.

Corporate charitable giving is a well-recognized, important business activity engaged in on a regular basis by most major public companies as well as by smaller businesses. Delta believes that the day-to-day management of its corporate charitable programs is most efficiently left in the hands of the Foundation and the Community Affairs department, which are in the best position to select worthy recipients for charitable contributions, and determine **[*7]** the size of a particular contribution which will best achieve the mission described above.

The proposal does not seek to eliminate corporate charitable contributions as a policy matter. Mr. Hemmen acknowledges in his supporting statement that "as a corporate citizen it is very important for Delta to return a portion of its profits to the community through gifts, donations and grants." Rather, Mr. Hemmen seeks to micro-manage the size, and recipients, of those contributions.

The staff has consistently agreed that shareholder proposals dealing with the amount or type of corporate charitable contributions may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7). See, e.g., Kmart Corporation (March 4, 1998); Minnesota Manufacturing and Mining Company (February 19, 1998); Walt Disney Company (November 10, 1997); Colgate-Palmolive Company (February 10, 1997); Pacific Telesis Group (January 22, 1997); Minnesota Power & Light (January 8, 1997); SCEcorp (February 20, 1992).

Accordingly, Delta believes that the substance of the proposal relates to an ordinary business matter that may be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

3. [*8] *Rule 14a-8(i)(5): The Proposal Relates to Operations that Account for Less than Five Percent of the Company's Business*

Rule 14a-8(i)(5) permits a company to omit a proposal that relates to "operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." This provision is intended to permit the exclusion of any proposal that does not bear a significant economic relationship to the company's business and does not raise policy issues of significance to the company's business. See, Exchange Act Release No. 34-19135 (October 14, 1982), Fed. Sec. L. Rep. (CCH)[1982 Transfer Binder] P83,262 at pp.85,353-54.

At the end of fiscal 1998, the Company's total assets were $ 14.6 billion. Its net income and revenues for fiscal 1998 were $ 1.0 billion and $ 14.1 billion, respectively. During fiscal 1998 Delta contributed $ 5 million to the Foundation, and approximately $ 2.5 million of airline tickets and other charitable contributions **[*9]** outside the Foundation. The Company's total charitable contributions for fiscal 1998 represented only 0.7 percent of its $ 1.0 billion in net income for the year. This amount is well below the 5 percent of net income that Rule 14a-8(i)(5) recognizes as being significant to Delta's business. Furthermore, the proposal does not raise any other issues that are "significantly related" to its business as that term is used in Rule 14a-8(i)(5). As previously discussed, the proposal does not object to Delta's policy making charitable contributions in support of the communities in which it operates. Rather, it seeks to micro manage the amounts and recipients of those contributions.

Accordingly, Delta believes that the proposal is excludable under Rule 14a-8(i)(5).

Based upon the foregoing, the Company respectfully requests the advice of the staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its **1999** annual meeting.

Pursuant to Rule 14a-8(j), six additional copies of this letter and the attachment are enclosed. A copy of this letter and the attachment is concurrently being forwarded to the proponent.

If you have any questions, **[*10]** please contact the undersigned. Please also acknowledge receipt of this letter by stamping the extra enclosed copy and returning it in the self-addressed, stamped envelope.

Very truly yours,

Nanci Oliver Sloan
Senior Attorney

ATTACHMENT 1

June 1, **1999**

Ms. Nanci Sloan
Law Department
Delta Air Lines

Dear Ms. Sloan:

I want to thank you for your help concerning my plan to introduce a resolution at Delta's **1999** Annual Shareowners Meeting. Your recent letter and phone conversation today were greatly appreciated.

Regarding questions you had in your last letter, I would like to answer as follows:

1. I have continuously held at least $ 2000 in market value of Delta ESOP voting securities since April 30, 1998 and I will continue to hold these securities through the date of Delta's **1999** Annual Meeting.

2. I will attend the meeting to present my proposal.

I would like the proposal to read:

> **"Any gift, donation, or grant which exceeds $ 25,000 per year to any single entity, group, or foundation must be approved by majority vote of the shareholders."**
>
> **Approve [] Disapprove []**

Justification:
As a corporate citizen it is very important for Delta to return a **[*11]** portion of its' profits to the community through gifts, donations and grants. However, the recent grant of $

890,000 to the University of Georgia was excessive. I believe Delta would have been better served by several smaller donations to various groups, rather than one large grant.

Thanks again for your assistance.

Sincerely,

Robert Hemmen
6717 Innsbruck Drive
Dayton Ohio 45459

ATTACHMENT 2

June 5, **1999**

Ms. Nanci Sloan
Law Department
Delta Air Lines

Dear Ms. Sloan:

I want to thank you for your help concerning my efforts to introduce a recommendation at Delta's **1999** Annual Shareowners Meeting. Your recent letter and phone conversations were greatly appreciated.

Regarding questions you had in your last letter, I would like to answer as follows:

1. I have continuously held at least $ 2000 in market value of Delta ESOP voting securities since April 30, 1998 and I will continue to hold these securities through the date of Delta's **1999** Annual Meeting.

2. I will attend the meeting to present my proposal, which I would like to read as follows:

> **"Any gift, donation, or grant which exceeds $ 25,000 per year to any single entity, group, or foundation must be approved [*12] by majority vote of the shareholders."**

Justification:
As a corporate citizen it is very important for Delta to return a portion of its' profits to the community through gifts, donations and grants. However, the recent grant of $ 890,000 to the University of Georgia was excessive. I believe Delta would have been better served by several smaller donations to various groups, rather than one large grant.

Thank you again for your assistance.

Sincerely,

Robert Hemmen
6717 Innsbruck Drive
Dayton Ohio 45459
937-439-1576

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"delta air lines, inc." & 1999 and date(geq (07/25/99) and leq (08/01/99))** (Edit Search)
View: Full
Date/Time: Wednesday, December 19, 2001 - 9:40 AM EST

*618 F. Supp. 554, *; 1985 U.S. Dist. LEXIS 21259, **;*
Fed. Sec. L. Rep. (CCH) P91,995

PETER C. LOVENHEIM, Plaintiff, v. IROQUOIS BRANDS, LTD., Defendant

Civil Action No. 85-0734

UNITED STATES DISTRICT COURT FOR THE DISTRICT OF COLUMBIA

618 F. Supp. 554; 1985 U.S. Dist. LEXIS 21259; Fed. Sec. L. Rep. (CCH) P91,995

March 28, 1985

SUBSEQUENT HISTORY: [1]**

Order, March 28, 1985, Reported at: 618 F. Supp. 554 at 562.

CASE SUMMARY

PROCEDURAL POSTURE: In an action alleging violations of 17 C.F.R. § 240.14a-8 and the Securities Exchange Act of 1934, 15 U.S.C.S. § 78n(a) plaintiff moved for a preliminary injunction barring defendant from excluding certain information from their proxy materials.

OVERVIEW: Plaintiff brought suit to enjoin defendant from excluding the materials he requested from the proxy materials to be sent out to shareholders. Defendant challenged claiming that service was process was insufficient, and the court had no jurisdiction. The defendant also claimed that 17 C.F.R. § 240.14a-8 and the Securities Exchange Act of 1934, 15 U.S.C.S. § 78n(a) were not applicable to this case. The court first found that both jurisdiction and service of process was sufficient to maintain the case. The also found that 17 C.F.R. § 240.148(c)(5) did not contain an economic significance test and therefore the social significance of the plaintiff's proposal excluded it from the exception. The court further found that the public and the plaintiff's interests would be irreparably harmed without the relief sought, while ordering the relief would not unduly prejudice the defendant. The court granted plaintiff's motion for injunctive relief.

OUTCOME: Plaintiff's motion for preliminary injunction was granted because public interest would be satisfied by including the requested information in the proxy statements without undue prejudice to the defendant.

CORE TERMS: shareholder, issuer, proxy, pate, Exchange Act, preliminary injunction, animal, proxy statement, force-feeding, public interest, foie gras, applicability, prevailing, omission, ethical, geese, mail, irreparable injury, napalm, economically, injunction, excluding, upcoming, transacts, mailing, annual, summons, mailed, holder, Securities Exchange Act Release

CORE CONCEPTS - ✦ Hide Concepts

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Proxies

See 17 C.F.R. § 240.14a-8.

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Proxies
See 17 C.F.R. § 240.14a-8(c)(5).

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Scope & Jurisdiction : Federal Jurisdiction
See 15 U.S.C.S. § 78aa.

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Scope & Jurisdiction : Federal Jurisdiction
The mailing of proxy statements that violate section 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa, into a district by interstate mail is sufficient to establish jurisdiction over the party mailing such materials.

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Proxies
Because of the apparent ambiguity of Securities and Exchange Commission Rule 14a-8 (c)(5), 17 C.F.R. § 240.14a-8(c)(5), the Court considers the history of the shareholder proposal rule in determining the proper interpretation of the most recent version of that rule.

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Proxies
Proposals will be includable notwithstanding their failure to reach the specified economic thresholds if a significant relationship to the issuer's business is demonstrated on the face of the resolution or supporting statement.

Securities Law : Additional Offerings, Disclosure & the Securities Exchange Act of 1934 : Proxies
Thus it seems clear based on the history of the rule that the meaning of "significantly related" is not limited to economic significance.

Civil Procedure : Injunctions : Preliminary & Temporary Injunctions
A motion for preliminary injunction requires a determination as to whether movant will suffer irreparable injury without such relief, whether issuance of the requested relief will substantially harm other parties, and the public interest.

JUDGES: Easch

OPINIONBY: EASCH

OPINION: [*556] MEMORANDUM

I. BACKGROUND

This matter is now before the Court on plaintiff's motion for preliminary injunction.

Plaintiff Peter C. Lovenheim, owner of two hundred shares of common stock in Iroquois Brands, Ltd. (hereinafter "Iroquois/Delaware"), n1 seeks to bar Iroquois/Delaware from excluding from the proxy materials being sent to all shareholders in preparation for an upcoming shareholder meeting information concerning a proposed resolution he intends to offer at the meeting. Mr. Lovenheim's proposed resolution relates to the procedure used to force-feed geese for production of pate de foie gras in France, n2 a type of pate imported by Iroquois/Delaware. Specifically, his resolution calls upon the Directors of Iroquois/Delaware to:

> form a committee to study the methods by which its French supplier produces pate de foie gras, and report to the shareholders its findings and opinions, based on expert consultation, on whether this production method causes undue distress, pain or suffering to the animals involved and, if so, whether further distribution of this product **[**2]** should be discontinued until a more humane production method is developed.

Attachment to Affidavit of Peter C. Lovenheim.

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - - -

n1 As will be discussed *infra*, much of the controversy in this case centers on the need to distinguish between two different corporations named Iroquois Brands, Ltd. -- one organized under the laws of the State of Delaware (Iroquois/Delaware) and one organized under the laws of the State of New York (Iroquois/New York).

n2 Pate de foie gras is made from the liver of geese. According to Mr. Lovenheim's affidavit, force-feeding is frequently used in order to expand the liver and thereby produce a larger quantity of pate. Mr. Lovenheim's affidavit also contains a description of the force-feeding process:

> Force-feeding usually begins when the geese are four months old. On some farms where feeding is mechanized, the bird's body and wings are placed in a metal brace and its neck is stretched. Through a funnel inserted 10-12 inches down the throat of the goose, a machine pumps up to 400 grams of corn-based mash into its stomach. An elastic band around the goose's throat prevents regurgitation. When feeding is manual, a handler uses a funnel and stick to force the mash down.

Affidavit of Peter C. Lovenheim at para. 7. Plaintiff contends that such force-feeding is a form of cruelty to animals. *Id.*

Plaintiff has offered no evidence that force-feeding is used by Iroquois/Delaware's supplier in producing the pate imported by Iroquois/Delaware. However his proposal calls upon the committee he seeks to create to investigate this question.

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - - **[**3]**

Mr. Lovenheim's right to compel Iroquois/Delaware to insert information concerning his proposal in the proxy materials turns on the applicability of section 14(a) of the Securities Exchange Act of 1934, 15 U.S.C. § 78n(a) ("the Exchange Act"), and the shareholder proposal rule promulgated by the Securities and Exchange Commission ("SEC"), Rule 14a-8. n3 That rule states in pertinent part:

> If any security holder of an issuer notifies the issuer of his intention to present a proposal for action at a forthcoming **[*557]** meeting of the issuer's security holders, the issuer shall set forth the proposal in its proxy statement and identify

it in its form of proxy and provide means by which security holders [presenting a proposal may present in the proxy statement a statement of not more than 200 words in support of the proposal]. n4

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n3 17 C.F.R. § 240.14a-8.

n4 Rule 14a-8 incorporates by reference Rule 14a-4(b), 17 C.F.R. § 240.14a-4(b), which requires issuers of securities to also include statements by proponents of shareholder proposals.

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Iroquois/Delaware has refused to allow information concerning Mr. Lovenheim's proposal to be included in proxy materials being sent in connection with the next annual shareholders meeting. In doing so, Iroquois/Delaware relies on an exception to the general requirement of Rule 14a-8, Rule 14a-8(c)(5). That exception provides that an issuer of securities "may omit a proposal and any statement in support thereof" from its proxy statement and form of proxy:

> if the proposal relates to operations which account for less than 5 percent of the issuer's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the issuer's business.

Rule 14a-8(c)(5), 17 C.F.R. § 240.14a-8(c)(5).

In addition to asserting that this exception applies, Iroquois/Delaware has raised two other challenges to the granting of a preliminary injunction: a) that the suit should be dismissed for lack of proper service of process; and b) that jurisdiction is not proper as to Iroquois/Delaware in this Court.

II. LIKELIHOOD OF PLAINTIFF PREVAILING ON MERITS **[**5]**

A. *Service of Process*

Iroquois/Delaware first asserts in opposition to plaintiff's motion for preliminary injunction that plaintiff has failed to serve process upon Iroquois/Delaware. n5

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n5 Because Iroquois/Delaware asserts that it has not been properly made a party to this litigation, it has not filed a formal motion to dismiss under Rule 12(b) of the Federal Rules of Civil Procedure but has instead filed a brief as *amicus curiae*.

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It is undisputed that plaintiff made service by hand upon C. T. Corporation, the District of Columbia registered agent for a company named Iroquois Brands, Ltd., which is organized under the laws of the State of New York (hereinafter Iroquois/New York) and is distinct from

Iroquois/Delaware. Service upon Iroquois/New York was defective as Iroquois/New York is not identified as a defendant. n6

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n6 Indeed, counsel for Iroquois/New York represents that the New York firm is not publicly traded, and therefore issues no proxy statements, and is not engaged in the pate business.

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A copy of the complaint was also mailed by regular mail to the headquarters of Iroquois/Delaware and to Iroquois/Delaware's general counsel. Iroquois/Delaware asserts that this service was defective as it included only an unexecuted summons and was sent by regular mail instead of service by mail with signed receipt. *See* D.C. Code § 13-431.

Were these the only attempts at service, Iroquois/Delaware's assertion of no proper service might have merit. However, plaintiff also attempted to serve the complaint together with an executed summons by sending them Federal Express to James P. McCaffrey, President of Iroquois/Delaware, and Joseph H. Sweeney, Senior Vice President of Iroquois. These materials were sent together with a notice of acknowledgment of receipt of summons and complaint. Iroquois/Delaware has not provided the Court with any basis for finding this latest attempt at service insufficient at this time.

B. *Jurisdiction*

Iroquois/Delaware's second basis for opposing plaintiff's motion for preliminary injunction is its assertion that it is not subject to the jurisdiction of this Court.

[*558] Both plaintiff and Iroquois/Delaware agree that section 27 of the Securities **[**7]** Exchange Act of 1934, 15 U.S.C. § 78aa, governs the jurisdictional issue. That section provides:

> Any suit or action to enforce any liability or duty created by this chapter or rules and regulations thereunder, or to enjoin any violations of such chapter or rules and regulations, may be brought in any such district [wherein any act or transaction constituting the violation occurred] or in the district wherein the defendant is found or is an inhabitant or transacts business. . . .

Id. According to an affidavit provided by the President of Iroquois/Delaware, the company maintains no offices or facilities in the District of Columbia, employs no persons here, owns no property here, and transacts no business here. Affidavit of James P. McCaffrey, para. 3.

Plaintiff, however, does not assert that defendant is found or transacts business in the District. Instead, plaintiff asserts that jurisdiction is proper in this District as the alleged violation of Rule 14a-8 plaintiff challenges, the mailing of the proxy statement without including a reference to Mr. Lovenheim's proposal, occurred in this jurisdiction when past proxy statements excluding Mr. Lovenheim's proposal **[**8]** were received by shareholders in the District of Columbia. n7

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n7 In addition to challenging Iroquois/Delaware's decision to omit reference to plaintiff's proposal from the proxy materials being sent in connection with the upcoming 1985 shareholder meeting, the complaint alleges that Iroquois/Delaware violated section 14(a) of the Exchange Act and Rule 14a-8 by refusing to include plaintiff's proposal in the proxy materials mailed in April 1984 in connection with the company's 1984 shareholder meeting. *See* Complaint paras. 14, 18, 24.

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As plaintiff properly notes, jurisdiction and venue are proper under section 27 in any district where any violation of the Exchange Act has occurred. The case law construing this section establishes that the mailing of proxy statements that violate the Exchange Act into a district by interstate mail is sufficient to establish jurisdiction over the party mailing such materials. *See, e.g., DeMoss v. First Artists Production Co., Ltd.*, 571 F. Supp. 409 (N.D. Ohio 1983), *appeal* **[**9]** *dismissed without op.*, 734 F.2d 14 (6th Cir. 1984); *Abramson v. INA Capital Management Corp.*, 459 F. Supp. 917, 920-21 (E.D.N.Y. 1978); *Mayer v. Development Corp. of America*, 396 F. Supp. 917, 928-30 (D. Del. 1975); *Oxford First Corp. v. PNC Liquidating Corp.*, 372 F. Supp. 191 (E.D. Pa. 1974).

Iroquois/Delaware challenges the applicability of this authority, asserting that "there is no allegation that any violation of the Exchange Act 'occurred' in the District of Columbia." Supplemental Memorandum of Defendant Iroquois Brands, Ltd. on Jurisdictional Issues at 4. Instead, Iroquois/Delaware asserts that plaintiff alleges only "that a violation may take place in the future." *Id.* at 6. However this reasoning overlooks the fact that the complaint does allege a violation of the Exchange Act and shareholder proposal rule when Iroquois/Delaware refused to include plaintiff's proposal in its proxy materials in 1984. *See supra*, note 7. Accordingly, the Court rejects Iroquois/Delaware's jurisdictional challenge at this time.

C. *Applicability of Rule 14a-8(c)(5) Exception*

In light of the above discussion of the service and jurisdiction issues, the likelihood of plaintiff's **[**10]** prevailing in this litigation turns primarily on the applicability to plaintiff's proposal of the exception to the shareholder proposal rule contained in Rule 14a-8(c)(5).

Iroquois/Delaware's reliance on the argument that this exception applies is based on the following information contained in the affidavit of its president: Iroquois/Delaware has annual revenues of $141 million with $6 million in annual profits and $78 million in assets. In contrast, its pate de foie gras sales were just $79,000 last year, representing a net loss on pate sales of $3,121. Iroquois/Delaware has only $34,000 **[*559]** in assets related to pate. Thus none of the company's net earnings and less than .05 percent of its assets are implicated by plaintiff's proposal. McCaffrey Affidavit para. 6. These levels are obviously far below the five percent threshold set forth in the first portion of the exception claimed by Iroquois/Delaware.

Plaintiff does not contest that his proposed resolution relates to a matter of little economic significance to Iroquois/Delaware. Nevertheless he contends that the Rule 14a-8(c)(5) exception is not applicable as it cannot be said that his proposal "is not otherwise significantly **[**11]** related to the issuer's business" as is required by the final portion of that exception. In other words, plaintiff's argument that Rule 14a-8 does not permit omission of his proposal rests on the assertion that the rule and statute on which it is based do not permit omission merely because a proposal is not economically significant where a proposal has "ethical or social significance." n8

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n8 The assertion that the proposal is significant in an ethical and social sense relies on plaintiff's argument that "the very availability of a market for products that may be obtained through the inhumane force-feeding of geese cannot help but contribute to the continuation of such treatment." Plaintiff's brief characterizes the humane treatment of animals as among the foundations of western culture and cites in support of this view the Seven Laws of Noah, an animal protection statute enacted by the Massachusetts Bay Colony in 1641, numerous federal statutes enacted since 1877, and animal protection laws existing in all fifty states and the District of Columbia. An additional indication of the significance of plaintiff's proposal is the support of such leading organizations in the field of animal care as the American Society for the Prevention of Cruelty to Animals and The Humane Society of the United States for measures aimed at discontinuing use of force-feeding. *See* Complaint para. 10.

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Iroquois/Delaware challenges plaintiff's view that ethical and social proposals cannot be excluded even if they do not meet the economic or five percent test. Instead, Iroquois/Delaware views the exception solely in economic terms as permitting omission of any proposals relating to a de minimis share of assets and profits. Iroquois/Delaware asserts that since corporations are economic entities, only an economic test is appropriate.

The Court would note that the applicability of the Rule 14a-8(c)(5) exception to Mr. Lovenheim's proposal represents a close question given the lack of clarity in the exception itself. In effect, plaintiff relies on the word "otherwise," suggesting that it indicates the drafters of the rule intended that other noneconomic tests of significance be used. Iroquois/Delaware relies on the fact that the rule examines other significance in relation to the issuer's business. Because of the apparent ambiguity of the rule, the Court considers the history of the shareholder proposal rule in determining the proper interpretation of the most recent version of that rule.

Prior to 1983, paragraph 14a-8(c)(5) excluded proposals "not significantly related to the issuer's **[**13]** business" but did not contain an objective economic significance test such as the five percent of sales, assets, and earnings specified in the first part of the current version. n9 Although a series of SEC decisions through 1976 allowing issuers to exclude proposals challenging compliance with the Arab economic boycott of Israel allowed exclusion if the issuer did less than one percent of their business with Arab countries or Israel, n10 the Commission stated later in 1976 that it did "not believe that subparagraph (c) (5) should be hinged solely on the economic relativity of a proposal." Securities Exchange Act Release No. 12,999, 41 Fed. Reg. 52,994, 52,997 (1976). Thus the Commission required inclusion "in many situations in which the related business comprised less than one percent" of the company's revenues, profits or assets "where the proposal has raised *policy questions* important enough to be **[*560]** considered 'significantly related ' to the issuer's business." n11

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n9 *See* Comment, *The 1983 Amendments to Shareholder Proposal Rule 14a-8: A Retreat from Corporate Democracy?*, 59 Tulane L. Rev. 161, 183-84 (1984) (hereinafter "Comment, 1983 *Amendments*"). **[**14]**

n10 17 C.F.R. § 240.14a-8(c) (5) (1983).

n11 Comment, *1983 Amendments, supra* note 10 at 185 (emphasis supplied). For example, "proposals requesting the cessation of further development, planning and construction of nuclear power plants and proposals requesting shareholders be informed as to all aspects of the company's business in European communist countries have been included in this way." *Id.* (footnotes omitted).

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As indicated above, the 1983 revision adopted the five percent test of economic significance in an effort to create a more objective standard. Nevertheless, in adopting this standard, the Commission stated that proposals will be includable notwithstanding their "failure to reach the specified economic thresholds if a significant relationship to the issuer's business is demonstrated on the face of the resolution or supporting statement." Securities Exchange Act Release No. 19,135, *47 Fed. Reg. 47,420, 47,428 (1982). Thus it seems clear based on the history of the rule that "the meaning of 'significantly related ' is not *limited* to economic significance." Comment, **[**15]** *1983 Amendments, supra* note 10 at 183 (emphasis in original).

The only decision in this Circuit cited by the parties relating to the scope of section 14 and the shareholder proposal rule is *Medical Committee for Human Rights v. SEC*, 139 U.S. App. D.C. 226, 432 F.2d 659 (D.C. Cir. 1970). n12 That case concerned an effort by shareholders of Dow Chemical Company to advise other shareholders of their proposal directed at prohibiting Dow's production of napalm. Dow had relied on the counterpart of the 14a-8(c) (5) exemption then in effect n13 to exclude the proposal from proxy materials and the SEC accepted Dow's position without elaborating on its basis for doing so. n14 In remanding the matter back to the SEC for the Commission to provide the basis for its decision, *id.* at 682, the Court noted what it termed "substantial questions" as to whether an interpretation of the shareholder proposal rule "which permitted omission of [a] proposal as one motivated primarily by *general* political or social concerns would conflict with the congressional intent underlying section 14(a) of the [Exchange] Act." 432 F.2d at 680 (emphasis in original). n15

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n12 The *Medical Committee* decision was vacated as moot by the Supreme Court after the shareholder proposal at issue failed to get support from three percent of all shareholders, thereby triggering a separate basis for exclusion, Rule 14a-8(c) (4) (i), 17 C.F.R. § 240.14a-8 (c) (4) (i). *See SEC v. Medical Committee for Human Rights*, 404 U.S. 403, 406, 30 L. Ed. 2d 560, 92 S. Ct. 577 (1972). **[**16]**

n13 Rule 14a-8(c) (2), 17 C.F.R. § 240.14a-8(c) (2) (1970), permitted exclusion if a proposal was submitted "primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes."

n14 *Medical Committee* arose as a direct appeal of the Commission's formal determination. In the instant case, the propriety of excluding the shareholder proposal has not gone before the full Commission although the staff of the SEC has advised Iroquois/Delaware that it will recommend that no enforcement action be taken if the company excludes plaintiff's proposal.

n15 The Court defined the purpose of section 14(a) of assuring that shareholders exercise their right "to control the important decisions which affect them in their capacity as stockholders and owners of the corporation." 432 F.2d at 680-81.

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Iroquois/Delaware attempts to distinguish *Medical Committee for Human Rights* as a case where a company sought to exclude a proposal that, unlike Mr. Lovenheim's proposal, was economically significant merely because the motivation of the proponents was political. **[**17]** The argument is not without appeal given the fact that the *Medical Committee* Court was confronted with a regulation that contained no reference to economic significance. *See supra* note 13. Yet the *Medical Committee* decision contains language suggesting that the Court assumed napalm was not economically significant to Dow:

> The management of Dow Chemical Company is repeatedly quoted in sources which include the company's own publications as proclaiming that the decision to continue manufacturing and marketing napalm was made not *because* of

business considerations, but *in spite* of them; that management in essence decided **[*561]** to pursue a course of activity which generated little profit for the shareholders. . . .

Id. at 681 (emphasis in original).

This Court need not consider, as the *Medical Committee* decision implied, whether a rule allowing exclusion of all proposals not meeting specified levels of economic significance violates the scope of section 14(a) of the Exchange Act. *See* 432 F.2d at 680. Whether or not the Securities and Exchange Commission could properly adopt such a rule, the Court cannot ignore the history of the rule **[**18]** which reveals no decision by the Commission to limit the determination to the economic criteria relied on by Iroquois/Delaware. The Court therefore holds that in light of the ethical and social significance of plaintiff's proposal and the fact that it implicates significant levels of sales, plaintiff has shown a likelihood of prevailing on the merits with regard to the issue of whether his proposal is "otherwise significantly related" to Iroquois/Delaware's business. n16

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n16 The result would, of course, be different if plaintiff's proposal was ethically significant in the abstract but had no meaningful relationship to the business of Iroquois/Delaware as Iroquois/Delaware was not engaged in the business of importing pate de foie gras.

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III. OTHER FACTORS BEARING ON INJUNCTIVE RELIEF

In addition to considering the likelihood of plaintiff's prevailing on the merits, consideration of plaintiff's motion for preliminary injunction requires a determination as to whether plaintiff will suffer irreparable injury **[**19]** without such relief, whether issuance of the requested relief will substantially harm other parties, and the public interest. *Holiday Tours v. WMATA*, 182 U.S. App. D.C. 220, 559 F.2d 841 (D.C. Cir. 1977); *Virginia Petroleum Jobbers Ass'n v. FPC*, 104 U.S. App. D.C. 106, 259 F.2d 921, 925 (D.C. Cir. 1958), *cert. denied*, 368 U.S. 940, 7 L. Ed. 2d 339, 82 S. Ct. 377 (1961).

A. *Irreparable Injury*

In bringing this action, plaintiff sought to include his proposal in Iroquois/Delaware's 1985 proxy statement. Counsel for Iroquois/Delaware represents that the proxy statement is to be mailed on or immediately after April 6, 1985. Thus plaintiff contends that absent preliminary relief, the relief sought in his action will be moot.

In response, Iroquois/Delaware asserts there is no possibility of irreparable injury as plaintiff has conceded his resolution is likely to fail and even if the resolution passes, it would only require appointment of a study committee. This argument misstates the significance of the shareholder proposal rule which is aimed at guaranteeing that shareholders have access to proxy statements whether or not their proposals are likely to pass n17 and regardless **[**20]** of the immediate force of the resolution if enacted. Absent a preliminary injunction, plaintiff will suffer irreparable harm by losing the opportunity to communicate his concern with those shareholders not attending the upcoming shareholder meeting.

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n17 The one exception is that shareholders may not require inclusion of a previously offered proposal which failed to obtain the votes necessary for resubmission under Rule 14a-8(c) (5).

Iroquois/Delaware has not contended that this exception is applicable.

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B. *Injury to Iroquois/Delaware*

Plaintiff asserts that requiring Iroquois/Delaware to include the Lovenheim proposal in its proxy statement would not cause undue harm to the company. Indeed, Iroquois/Delaware included the proposal in its 1983 proxy materials and has not claimed any resulting harm.

Iroquois/Delaware asserts that granting the injunction plaintiff seeks could have a distinctly adverse impact on the company. This contention is based on the affidavit of Iroquois/Delaware's president which reports **[**21]** that investors tend to react negatively to the institution of litigation and to the issuance of injunctions against a company. McCaffrey Affidavit para. 9. The affidavit also raises the possibility that investors may conclude that Iroquois/Delaware is involved in the mistreatment **[*562]** of animals. *Id.* at paras. 10-11. However, these contentions would appear to be largely speculative.

C. *Public Interest*

Plaintiff contends that the public interest represented in the Exchange Act is served by granting injunctive relief and allowing all shareholders to make an informed vote on the proposal. In contrast, Iroquois/Delaware submits that an injunction would be contrary to the "public interest in permitting businesses to function free from harassment, and in preventing proxy statements from becoming cluttered." Given the "overriding" public interest embodied in section 14(a) and the shareholder proposal rule in assuring shareholders the right to control the important decisions which affect corporations, *Medical Committee*, 432 F.2d at 680-81, the Court finds that granting the preliminary injunction would be consistent with the public interest.

IV. CONCLUSION

For the **[**22]** reasons discussed above, the Court concludes that plaintiff's motion for preliminary injunction should be granted.

*1997 SEC No-Act. LEXIS 335, **

1997 SEC No-Act. LEXIS 335

Securities Exchange Act of 1934 -- Rule 14a-8(c)(5)

February 18, **1997**

CORE TERMS: stockholder, proxy, abortion, tissue, registrant, staff, fetal, intentionally, excludable, aborted, research and development, proponent, misleading, omit, fiscal year, human body, manufacturing, experimentation, respectfully, manufacture, distribute, no-action, refrain, fetuses, articulated, threshold, ethically, supplier, pate, board of directors

[*1] La Jolla Pharmaceutical Company

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, **1997**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **La Jolla Pharmaceutical Company** (the "Company")
Incoming letter dated January 10, **1997**

The proposal requires the Company to refrain from using fetal tissue or human body parts obtained from any intentionally aborted unborn children.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(5). In arriving at a position, the staff particularly notes that the Company does not use fetal tissue or body parts from intentionally aborted fetuses. Under the circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-8(c)(5). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy M. Trombly
Attorney Advisor

INQUIRY-1: GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

JAMBOREE CENTER

4 PARK PLAZA **[*2]**

IRVINE, CALIFORNIA 92614-8557

(714) 451-3800

FACSIMILE: (714) 451-4220

January 10, **1997**

WRITERS DIRECT DIAL NUMBER

(714) 451-3934

OUR FILE NUMBER

C 51286-00029

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal Submitted to **La Jolla Pharmaceutical Company** by Ralph T. Forr*

Dear Sir or Madam:

La Jolla Pharmaceutical Company, Inc. (the "Company"), a Delaware corporation engaged in researching and developing drugs to fight antibody-mediated diseases, has received a stockholder proposal from Mr. Ralph T. Forr. Mr. Forr wishes to have his proposal included in the Company's proxy statement for its **1997** annual meeting of stockholders to be held in late April or May.

As counsel to the Company, we believe the Company may properly exclude Mr. Forr's proposal from its **1997** proxy statement and form of proxy for the following reasons:

(1) The Proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant and is therefore excludable under Rule 14a-8(c)(7).

(2) The Proposal relates to operations which account for less than 5 percent **[*3]** of the registrant's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for the most recent fiscal year, and is not otherwise significantly related to the registrant's business and is therefore excludable under Rule 14a-8 (c)(5).

(3) The Proposal is contrary to the Commission's proxy rules and regulations prohibiting false or misleading statements in proxy soliciting materials, and relates to personal anti-abortion interests of the proponent not shared by the Company's stockholders at large, and is therefore excludable under Rules 14a-8(c)(3) and (4).

(4) The Proposal is not a proper subject for action by security holders under state law and is therefore excludable under Rule 14a-8(c)(1).

A more complete explanation of our reasoning is set forth below. Pursuant to Rule 14a-8(d), six copies of this letter and of Mr. Forr's proposal and supporting statement (collectively referred to as the "Proposal") are included herewith. We are also forwarding a copy of this letter to Mr. Forr, who has been notified by way of a separate letter of the Company's intention to exclude his proposal from its **1997** proxy materials.

A. The **[*4]** Proposal Relates to the Ordinary Business Operations of the Company.

The Company believes that it may omit the Proposal from the **1997** proxy materials pursuant to Rule 14a-8(c)(7), which provides for the exclusion of a stockholder proposal that "deals with a matter relating to the conduct of the ordinary business operations of the registrant."

The Company's business is pharmaceutical research and development, and the staff has on several occasions identified decisions related to the conduct of research and development activities as "ordinary business." These include decisions on what products to develop, manufacture and distribute (Eli Lilly and Company, available February 8, 1990), the amount and location of research and development activities (Arizona Public Service Company, available February 27, 1984), and the allocation of money towards research (General Dynamics Corporations, available March 16, 1983).

The Proposal would interfere with the Company's fundamental business activities by giving stockholders direct authority over aspects of the Company's research and development programs, which in turn could dictate or impact in a significant way the types of products that the Company **[*5]** might be able to develop and what types of research the Company may conduct.

We are aware that some proponents have argued that broad social policy concerns override Rule 14a-8(c)(7), and it seems clear that the real agenda of the proponent and the target of the Proposal is abortion. The staff has previously given no-action advice with respect to exclusion of stockholder proposals relating to abortion when they relate to the conduct of the corporation's ordinary business operations. Some examples can be found in the staffs letters to International Business Machines Corporation (available February 19, 1992) relating to employee benefit payments for abortions, American Express Company (available February 28, 1992), Enron Corporation (available February 28, 1992), and U.S. West, Inc. (available February 25, 1992) relating to payments to organizations that support abortion, and Minnesota Mining and Manufacturing Company (available January 3, 1996) relating to charitable contributions and the content of corporate literature and advertising. The Company believes that these precedents support its exclusion of the Proposal from its proxy materials pursuant to Rule 14a-8(c)(7).

Additional **[*6]** no-action letters addressed to Eli Lilly and Company (available February 8, 1990) and Hospital Corporation of America (available February 12, 1986) are of particular relevance here. In Eli Lilly and Company, a stockholder submitted a proposal requesting Eli Lilly to investigate the feasibility and profitability of manufacturing and distributing RU-486, widely known as "the abortion pill," a drug capable of terminating certain pregnancies. The Staff recognized the proposal as a stockholder attempt to influence manufacturing decisions, which the board of directors usually controls and allowed Eli Lilly to apply the (c)(7) exception. Notwithstanding the policy questions raised by the underlying abortion issue, the proposal was excludable because it related to Lilly's ordinary business operations, *i.e.* "the choice of products to develop, manufacture and distribute." Our situation is analogous not only because the Proposal would affect the Company's ordinary research activities, but also because the Proposal could affect the Company's ability to develop, manufacture and distribute various drugs by dictating the types of research methods that the Company may use.

In Hospital Corporation **[*7]** of America, the Staff determined that a stockholder proposal calling for the prohibition of abortion services at facilities owned by Hospital Corp. was excludable based on Rule 14a-8(c)(7). The Staff agreed that "the determination of medical procedures to be performed in the company's facilities" was within the ordinary business of the company. Analogously, the Company believes that because determinations about research procedures are within the scope of the Company's ordinary business of pharmaceutical research and development, the Proposal should be excluded from the Company's proxy materials.

B. The Proposal Deals with a Practice Insignificant to the Company's Business.

The Company also believes that it may exclude the Proposal according to Rule 14a-8(c)(5) because it relates to matters that account for less than 5 percent of the Company's total assets, net earnings and gross sales for the most recent fiscal year, and is not otherwise significantly related to the registrant's business. The Company does not use fetal tissue or body parts from intentionally aborted fetuses, so the Proposal not only falls below the economic threshold articulated in Rule 14a-8(c)(5), it does not **[*8]** bear "a significant relationship to the [corporation's] business [as] demonstrated on the face of the resolution or supporting statement," as required by the standards articulated in '34 Act Release No. 19,135, (1982) (emphasis added).

Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554 (D.D.C. 1985) provides authority for the proposition that even socially' significant proposals may be excluded if they lack a sufficient nexus to the registrant's actual business. In that case, the proposal sought a study of the production methods used by the corporation's supplier of pate de fois gras to determine whether inhumane force feeding methods were being used on the supplier's geese. The court noted that, while issues of social or ethical significance could be includable in the registrant's proxy materials even if below the 5 percent economic threshold, "the result would, of course, be different if plaintiffs proposal was ethically significant in the abstract but had no meaningful relationship to the business of [the corporation] as [the corporation] was not engaged in the business of importing pate de foie gras." Id at 561 n. 16 Therefore, even if the staff determines that fetal **[*9]** tissue research or voluntary abortions are ethically *significant issues, the fact that the Company does not use fetal tissue or body parts from* intentionally aborted fetuses should support the Company's position that the Proposal relates to matters insignificant to the Company's business and is therefore excludable under Rule 14a-8(c)(5).

C. The Proposal Contains False or Misleading Statements and Reflects Personal Interests.

Rule 14a-8(c)(3) provides that a registrant may properly omit a stockholder proposal from its proxy material if "the proposal or the supporting statement is contrary to any proxy rules and regulations, including Rule 14a-9 . . . , which prohibits false or misleading statements in proxy soliciting materials." The note to Rule 14a-9 provides that charges of immorality that lack factual foundation are misleading. Furthermore, Rule 14a-8(c)(4) allows a registrant to omit a stockholder proposal that is designed to further a personal interest not shared with the registrant's stockholders at large.

The Proposal suggests that the use of any product of an intentional abortion is unethical and would encourage abortion, and the proponent's supporting statement claims **[*10]** that *such a practice would be "akin to the type of experimentation performed during World War II* by scientists working for the Nazis in Germany." However, the proponent provides no evidence that the use of fetal tissue would increase the current rate of abortion and the relevant moral issues remain open to debate. In addition, the statement regarding Nazi experimentation is misleading and inflammatory. Finally, the Proposal appears intended to be motivated by Mr. Forr's personal anti-abortion views, and there is no evidence that the interests of the Company or its stockholders at large are implicated by these views.

D. The Proposal Requires Action by Stockholders that is Improper Under Delaware Law.

Rule 14a-8(c)(1) states that a proposal may be excluded if, according to "the laws of the registrant's domicile, [it is] not a proper subject for action by security holders." Under Section 141 of the Delaware General Corporation Law, the board of directors of a Delaware Corporation is responsible for managing the corporation's business and affairs. The Proposal states: "Be it resolved that La Jolla Pharmaceutical *will* refrain from using any fetal tissue or human body parts . . . ." **[*11]** As such, the Proposal relates to the Company's business and affairs, and if approved by stockholders it would replace the board's management and discretion in this area with a stockholder directive. Consequently, we are of the opinion that the Proposal may properly be omitted from the Company's **1997** proxy materials. We believe the Staffs recent no-action letters to OnBanCorp, Inc. (available February 15, 1996), Tandem Computers, Inc. (available November 8, 1995), and Columbia Gas System, Inc. (available January 16, 1996) support this opinion.

E. Conclusion

For the reasons set forth herein, the Company submits that the Proposal may properly be omitted from its **1997** proxy materials in accordance with Rule 14a-8.

We appreciate your time and attention in considering this matter. In the event that the Staff has any questions regarding this letter, please feel free to contact the undersigned.

Very truly yours,
Brian W. Copple

ATTACHMENT 1

SULLIVAN, FORR, STOKAN & HUFF

ATTORNEYS AT LAW

1701 FIFTH AVENUE

ALTOONA, PA 16602-2319

TELEPHONE:
(814)946-4316

FAX:
(814)946-9426

April 17, 1996

La Jolla Pharmaceutical Company
6455 Nancy Ridge Drive
San Diego, CA 92121

ATTENTION: MR. WOOD **[*12]** C. ERWIN, SECRETARY

STOCKHOLDER'S PROPOSAL

Dear Mr. Erwin:

As a stockholder and owner of 300 shares of **La Jolla Pharmaceutical Company,** I would submit the following proposal for consideration at the **1997** Annual Meeting of Stockholders:

> Be it resolved that La Jolla Pharmaceutical will refrain from using any fetal tissue or human body parts obtained from any intentionally aborted unborn children.

My purpose in submitting this proposal is to insure that any company that I own stock in does not participate in the use of fetal tissue or body parts obtained from intentionally aborted children. It is respectfully submitted that the use of such body parts, tissue or materials obtained from an intentionally aborted child would be unethical and akin to the type of experimentation performed during World War II by scientists working for the Nazis in Germany. It is further respectfully submitted that the use of such tissue, body tissue, or materials encourages abortion when the obvious and real goal of the products being developed by La Jolla Pharmaceutical are for the enhancement and betterment of life and are not in any manner connected with its destruction.

Accordingly, this proposal **[*13]** is being submitted to insure that **La Jolla Pharmaceutical Company** does not engage in activities which would encourage or condone abortions.

Respectfully submitted,

Ralph T. Forr, Jr., a/k/a
R. Thomas Forr, Jr.

GLENMARY home missioners
P.O. Box 465618 / Cincinnati, OH 45246-5618 (513) 874-8900

October 25, 2001

RECEIVED
NOV 12 2001
LAW DEPARTMENT

Mr. Joseph LaRosa
Secretary of the Corporation
Schering-Plough Corporation
One Giralda Farms
Madison, NJ 07940-1010

Dear Mr. LaRosa:

Glenmary Home Missioners is a current owner of 1600 shares of Schering-Plough common stock and has owned the stock for over a year. In addition, we intend to hold the shares through the presentation at the 2002 annual shareholder meeting.

Whereas, our company makes contributions to a wide variety of charitable groups. One of the purposes of these contributions is to create goodwill for the company and enhance its image in the eyes of the public.

Whereas, some charitable groups are involved in controversial activities like abortion.

Whereas, Planned Parenthood is a charitable organization and the single largest provider of abortion in the United States.

Whereas, corporations that make contributions to controversial charitable organizations may be subject to boycotts by consumers and investors. Specifically, Pro Vita Advisors and the St. Antoninus Institute have called for boycotts of corporations that give money to Planned Parenthood, and the Timothy Plan mutual fund and many religious investors will not invest in the same companies.

Whereas, According to the Wall Street Journal (11-12-93), over 45% of individual contributors to the United Way, who asked that their money not be given to a particular group, named Planned Parenthood as the group they would not want their money to go to.

Whereas, our company or its affiliated foundation, has given money to Planned Parenthood and other charities.

Resolved, shareholders request the board of directors to form a committee to study the impact charitable contributions have on the business of the company and its share value. The committee should publish a report to be made available to all shareholders one month prior to next year's annual meeting.

Sincerely,

Father Jerry Dorn

Father Jerry Dorn, President
Glenmary Home Missioners

Cc:SEC

JD/mt

Supporting Statement

When asked to explain contributions to a controversial organization like Planned Parenthood, our company maintains that it "sees community health as an important focus of its efforts to improve the lives of its neighbors." While it is obvious that Planned Parenthood does not improve the lives of the approximately 200,000 babies per year that are aborted through their efforts, our company also overlooks the harm done by Planned Parenthood to the health of the mothers whose babies they abort. Convincing evidence links abortion to an increased risk of breast cancer, a leading cause of death of middle-aged women in America. In fact, 28 out of 37 independently published research studies show a causal connection between abortion and an increased risk of breast cancer. According to Joel Brind of the Breast Cancer Prevention Institute, an estimated 10,000 breast cancer cases each year are due to induced abortions.

Further evidence that Planned Parenthood harms rather than helps women is revealed in research done by the Elliot Institute of Springfield, IL. Their research found that women who have had abortions are more likely to commit suicide than those who have given birth. Other Elliot Institute studies have found higher rates of depression, mental illness, miscarriages and substance abuse among post-abortive women compared to women who gave birth.

Finally, Planned Parenthood is currently being sued in California to force it to inform women of the scientific evidence of the substantial link between induced abortion and increased risk of breast cancer. The suit alleges that Planned Parenthood consistently misleads women about the safety of abortion by obscuring evidence that induced abortion causes breast cancer.

GLENMARY home missioners
P.O. Box 465618 / Cincinnati, OH 45246-5618
(513) 874-8900

RECEIVED
LAW DEPARTMENT

xc: CB

December 13, 2001

Post-it® Fax Note 7671	Date 12/17/01 # of pages ▶ 1
To Joe LaRosa	From Bob Knueven
Co./Dept. S P	Co. Glenmary
Phone # 908 298-7537	Phone # 513-874-8900
Fax # 908-298-7303	Fax # 513 874-1690

Mr. Joseph LaRosa
Secretary of the Corporation
Schering-Plough Corporation
One Giralda Farms
Madison, NJ 07940-1010

Re: Shareholder Proposal

Dear Mr. LaRosa:

Thank you for yesterday's opportunity to discuss Glenmary Home Missioners' shareholder proposal. While we would have preferred to reach a satisfactory agreement to allow us to withdraw the proposal, your current position leaves us no alternative but to proceed.

We firmly believe that contributions to a controversial organization like Planned Parenthood are not in the best interest of shareholders. More specifically, Planned Parenthood's "abortion on demand" agenda is completely contrary to the moral beliefs and mission of Glenmary Home Missioners.

I welcome the prospect of any future conversation to further explain or clarify our position. Barring that opportunity, I look forward to meeting you in person at the Corporation's Annual Meeting.

Sincerely,

Robert J. Knueven
Treasurer
Glenmary Home Missioners

RJK/mt

YEAR-END REPORT ON PHILANTHROPY AND VOLUNTEERISM

2000

D











Schering-Plough

INTRODUCTION

At Schering-Plough Corporation, we greet the 21st Century with continued dedication to bettering the future of our society. Through corporate giving and employee volunteerism, Schering-Plough has built strong alliances that nurture the well being of the communities where we work and live. This 2000 year-end report, presented by Schering-Plough's Public Affairs Department and the Schering-Plough Foundation, the Company's philanthropic arm, reflects a representative sampling of $6 million in financial contributions in the areas of health care, education, community grants and matching gifts. In addition, the Company has made nearly $8 million in product and other in-kind contributions.

HEALTH CARE

From pediatric asthma programs to elder care, Schering-Plough is fostering the growth of healthier communities. One example is the Company's collaboration with the City of Elizabeth and the Healthcare Foundation of New Jersey to promote public awareness and innovative treatment of pediatric asthma in Elizabeth. Schering-Plough is also working in partnership with NJ FamilyCare, the state government-subsidized health insurance program for uninsured children and their families, to link uninsured residents with the agency. A sampling of organizations that received funding for health care programs are:

Alliance for Aging Research - Washington, DC: Supported organization's advocacy for improvement of health and independence of older Americans through biomedical and behavioral research.

American Enterprise Institute for Public Policy Research - Washington, DC: Supported programs providing education in health and health care and their implications for the future.

Anderson House Incorporated - Whitehouse Station, NJ: Funded efforts to provide residential treatment services for women in the early stages of recovery from alcohol and drug dependency.

ARC of Union County - Roselle, NJ: Supported Adult Day Care Center in Roselle, NJ.

Bonnie Brae - Liberty Corner, NJ: Funded capital campaign for residential and special educational center for seriously emotionally disturbed boys ages 11-18.

Cancer Institute of NJ - New Brunswick, NJ: Provided ongoing support of the Dean and Betty Gallo Prostate Cancer Center at the Institute.

Caucus New Jersey - Bloomfield, NJ: Funded public television program focusing on awareness and treatment of pediatric asthma.

Charles R. Drew Medical Society - Los Angeles, CA: Supported the Society's Fourth Annual Community Health Fair to educate the public on such diseases as hypertension, stroke, AIDS, breast cancer, prostate cancer and diabetes.

Christopher Reeve Paralysis Foundation - Springfield, NJ: Funded the continuing search for effective treatment and cure for paralysis caused by spinal cord injury and other central nervous system disorders. Also supports programs that improve the quality of life for the disabled.

City of Elizabeth - Elizabeth, NJ: Funded Community Pediatric Asthma Education and Awareness program to reduce the incidence of asthma in children.

Communities in Schools of New Jersey, Inc. - Newark, NJ: Provided funding for dental and preventive health clinics for Newark public school children.

Epilepsy Foundation of NJ - Trenton, NJ: Supported annual corporate campaign for voluntary health organization serving the developmentally disabled.

Hollings Cancer Center - Medical University at South Carolina - Charleston, SC: Funded cancer prevention programs.

New Jersey Network - Trenton, NJ: Promoted 52 weeks of "Health Watch" programming designed to inform and educate viewers on health issues.

Operation Smile - Norfolk, VA: Supported worldwide program to correct facial deformities in children.

Opportunity Project - Millburn, NJ: Funded programs serving people who have sustained brain injuries.

Overlook Hospital Foundation - Summit, NJ: Provided ongoing support for Outpatient Oncology Center and the Neuroscience Institute.

EDUCATION

Schering-Plough's commitment to the advancement of teaching and education, especially science education, is evidenced through mentorships, fellowships, summer day camp programs and adopt-a-school initiatives. This commitment is further demonstrated through the funding of scholarships, the construction of science laboratories at schools and colleges such as Union High School, Drew University, Kean University and North Carolina Central University, and in the creation of the Schering-Plough Foundation Scholars Program. Educational programs supported by the Company are delineated below:

Banyon School - North Caldwell, NJ: Awarded grant for the education of elementary and middle school students with learning disabilities.

Chad School - Newark, NJ: Provided funding to inner-city private alternative school.

College of St. Elizabeth - Convent Station, NJ: Supported new science and math initiative designed to benefit urban, minority and female students.

Communities in Schools of New Jersey, Inc. - Newark, NJ: Established Sunset Educational Program at Elizabeth High School in Elizabeth, NJ, specifically designed for students at risk of dropping out of high school.

Darcy School - Madison, NJ: Supported cultural and technology programs developed for children with special needs.

Drew University - Madison, NJ: Provided funding for new "Hall of Science" building to expand and enhance the University's science programs.

Education Law Center - Newark, NJ: Supported the Center's advocacy initiative to improve public education in New Jersey.

Fairleigh Dickinson University - Madison, NJ: Funded scholarships for students demonstrating leadership within the University and its neighboring communities.

Fordham University School of Law - New York, NY: Established Schering-Plough Fellowship for students in financial need who exhibit exceptional academic ability, community service and an interest in corporate legal practice.

Foundation of University of Medicine and Dentistry of New Jersey - Newark, NJ: Provided grant for research at the Neurological Institute of New Jersey at UMDNJ.

Independent College Fund of New Jersey - Summit, NJ: Supported new study to update report on Independent Higher Education in New Jersey, and provided general support of member institutions for financial aid, faculty development, institutional equipment, library acquisitions and technology.

Kean University - Union, NJ: Funded Schering-Plough/Kean University Political Science Education Partnership and the Kean University Biotechnology Master's Degree Program.

Morehouse School of Medicine - Atlanta, GA: Funded National Center for Primary Care housed at the Medical School.

National Merit Scholarship Corporation - Evanston, IL: Awarded ten scholarships for academic year 2000-2001 to children of Schering-Plough employees demonstrating academic excellence.

New Jersey Institute of Technology - Newark, NJ: Supported scholarship funding for Albert Dorman Honors College students.

New York University - Leonard Stern School of Business - New York, NY: Provided support of Schering-Plough Scholarship Fund.

Newark Boys Chorus School - Newark, NJ: Provided support for programs and activities benefiting inner-city boys attending this school.

North Carolina Central University - Durham, NC: Funded programs to strengthen undergraduate science education for minority students to increase the number of minority scientists in the pharmaceutical industry.

People-to-People Health Foundation - Project HOPE - Millwood, VA: Continued support of domestic and international health care education and medical humanitarian assistance programs of Project HOPE.

Prep for Prep - Bronx, NY: Funded minority student program.

Stanford University - Stanford, CA: Established scholarships in the Department of Biological Sciences.

Summit Speech School - Summit, NJ: Continued support of child education programs for hearing impaired infants and pre-schoolers.

Tufts University - Center for the Study of Drug Development - Boston, MA: Provided general support of the Center's activities focusing on enhanced drug development policies.

Tufts University School of Medicine - Medford, MA: Supported the Schering-Plough Professorship in Managed Care.

SCHERING-PLOUGH FOUNDATION SCHOLARS PROGRAM

Education has always been a funding priority of Schering-Plough Foundation. In 2000, the "Schering-Plough Foundation Scholars Program" was created to provide scholarships to students attending New Jersey schools. This annual award provides financial assistance to secondary and higher education students who have maintained high standards of academic achievement and character, contributed to the community through extracurricular involvement, service and leadership and demonstrated financial need. The following schools are recipients of Schering-Plough Foundation Scholars funding:

Bloomfield College - Bloomfield, NJ

Drew University - Madison, NJ

Kean University - Union, NJ

Montclair State University - Montclair, NJ

Pingry School - Martinsville, NJ

Rutgers-State University of NJ - New Brunswick, NJ

St. Benedict's Preparatory School - Newark, NJ

Delbarton School - Morristown, NJ

Fairleigh Dickinson University - Madison, NJ

Kent Place School - Summit, NJ

Newark Academy - Livingston, NJ

Rutgers Preparatory School - Somerset, NJ

Seton Hall Preparatory School - West Orange, NJ

COMMUNITY INITIATIVES

Schering-Plough provides financial support for projects that address the diverse needs of local communities. These initiatives include welfare-to-work programs, affordable childcare for low-income families, co-sponsorship of drug prevention programs in local high schools, and free public concerts for senior citizens. These programs contribute to the health and welfare, culture and economic vitality of these communities. Some examples of these initiatives are as follows:

American Ireland Fund - Bethesda, MD: Supported endowment of the largest and most sustained private effort for the support of charitable and cultural programs in Northern and Southern Ireland.

Arthur Ashe Institute for Urban Health - New York, NY: Funded initiatives to reduce the rate of illness and death for millions of vulnerable urban residents through health education.

Associated Black Charities - New York, NY: Provided support to promote the delivery of quality health and human services to African Americans through community-based organizations.

Community FoodBank of New Jersey, Inc. - Hillside, NJ: Provided general operating support to distribute food to New Jersey's needy families.

East Harlem Tutorial Program - New York, NY: Funded literacy, training and employment programs.

Elizabethport Presbyterian Center, Inc. - Elizabeth, NJ: Funded evening and Saturday child care at the Joseph H. Garlic Child Care Center for low-income parents with non-traditional work schedules.

Enterprise Foundation - Columbia, MD: Supported the "Newark Revitalization Initiative," an affordable housing program for Newark residents.

Freedom House - Glen Gardener, NJ: Funded the SAVE-A-LIFE Scholarship Fund, which supports substance abuse programs.

Garden State Cultural Center Fund/Foundation Senior Programming - Woodbridge, NJ: Supported the presentation of free cultural programs and concerts for senior citizens.

Greater Newark Fresh Air Fund - Newark, NJ: Supported summer camps for urban children.

Harvest of Hope Family Services Network, Inc. - Somerset, NJ: Provided funding to identify and train foster parents to care for infants abandoned in hospitals until they are reunited with their biological parents or other family members.

Hope, Inc. - Hillside, NJ: Funded programs for at-risk children and their families in Essex and Union counties.

Kenilworth Boro Department of Health - Kenilworth, NJ: Sponsored a community event that provides free health screenings to local residents.

Kenilworth Public Library - Kenilworth, NJ: Supported upgraded library materials and equipment.

Lawyers Committee for Human Rights - New York, NY: Provided funding for human rights activists who defend the rights of others.

Legal Aid Society - Washington, DC: Supported funding to provide legal services for the poor.

Liberty Science Center - Jersey City, NJ: Provided general support of the Center.

Lichterman Nature Center - Memphis, TN: Provided funds for establishment of a nature education center.

Literacy Volunteers of America - East Brunswick, NJ: Supported the organization's volunteer efforts throughout New Jersey.

Madison Area YMCA - Madison, NJ: Funded the renovation of the Y's Family Center.

New Jersey Performing Arts Center - Newark, NJ: Funded the support of community, cultural and educational programs.

New Jersey Symphony Orchestra - Newark, NJ: Provided ongoing support for the Symphony's programs and concerts.

Paper Mill Playhouse - Millburn, NJ: Provided funding for programming at one of the nation's leading regional theatres.

Partnership for a Drug-Free America - New York, NY / Partnership for a Drug-Free New Jersey - Hoboken, NJ: Supported programs on substance abuse and drug prevention.

Pro Bono Partnership - White Plains, NY: Funded expansion of free legal services to non-profit organizations in New Jersey.

Retail Skills Center at Jersey Gardens Mall - Elizabeth, NJ: Funded program that promotes job training in the retail industry for Elizabeth residents.

Township of Union Emergency Medical Service - Union, NJ: Funded the purchase of a new, state-of-the-art ambulance serving local communities.

UNITED WAY

Schering-Plough employees throughout the country contributed $878,000 to United Way campaigns during 2000. The company matches employee contributions to the United Way dollar for dollar.

MATCHING GIFTS

In 2000, matching gifts totaled $580,180, of which $554,747 was allocated to education and $25,433 to hospitals and hospices. The Schering-Plough Foundation Matching Gifts Program has provided a dollar for dollar match of contributions made by employees and members of the board of Schering-Plough Corporation since 1957.

VOLUNTEERISM

In 2000, employees volunteered their time to local projects that benefited children, community health, senior citizens and economic development through Schering-Plough Cares, an employee volunteer program administered by Schering-Plough's Public Affairs Department. Many employees are also active members and serve on the boards of numerous nonprofit organizations. Highlights of the Company's employee volunteer efforts include:

American Cancer Society, American Heart Association Walk, Leukemia Society of America, March of Dimes WalkAmerica, Susan G. Komen Foundation Race For the Cure, T.J. Martell Foundation: Employees participated in walk-a-thons and runs that benefited these organizations.

Big Brothers and Big Sisters of Morris County, NJ: This organization helps raise money to recruit, screen and train adult volunteers who are matched with children in need of mentoring.

Call to Protect: A program that collects and re-engineers old cell phones and distributes them to battered women for emergency 911 assistance.

Jersey Cares Day: Schering-Plough employees volunteered for community beautification projects throughout Newark which included painting, landscaping, clearing trails, cleaning debris from parks and improving outdoor and indoor recreation areas for the city and nonprofit groups.

Senior Olympics of Union Township: Company volunteers coordinated activities and judged events for the Senior Olympics sponsored by Union's Department of Senior Citizens Activities.

Support for Science Education: Scientists from Schering-Plough Research Institute volunteered their time to participate in several projects aimed at improving science education. Scientists lectured in classes at schools in Newark and Irvington, NJ. Others worked with interns who participated in the Company's Summer Science Institute for Teachers. Summer day camps in Union County, NJ, featured informal science-based activities led by Schering-Plough researchers.

Turkey Donations: Employees donated frozen turkeys to The Community Food Bank for distribution to needy families throughout New Jersey for the holidays.

GRANT GUIDELINES

Schering-Plough
FOUNDATION

ABOUT SCHERING-PLOUGH FOUNDATION

The Schering-Plough Foundation is a nonprofit, membership corporation. It was established in 1955 and is sponsored by Schering-Plough Corporation. The areas of support of the Foundation are described below.

MEDICAL & ALLIED EDUCATION

The primary objective of the Foundation is to support institutional activities and programs devoted to improving the delivery of health care through quality medical and allied education. Pharmacy education is of special interest in this category and continues to receive increased support as part of the Foundation's giving.

GENERAL EDUCATION

The Foundation supports quality programs in higher and secondary education through funding institutions and programs where Schering-Plough Corporation has a major presence.

HEALTH CARE

The Foundation assists health care institutions and programs which benefit the Corporation's employees and their families. Support is also given to specialized facilities and health care programs.

CULTURE & THE ARTS

Support in this area is given mainly to those organizations where Schering-Plough Corporation has major facilities.

SOCIAL/CIVIC WELFARE & PUBLIC POLICY

In an effort to support a spectrum of needs and concerns in Schering-Plough's communities, the Foundation funds programs in the areas of social/civic welfare and in public policy.

MATCHING GIFT PROGRAM

The Foundation also has a matching gift program through which it matches contributions of Schering-Plough Corporation employees and members of its Board of Directors to accredited colleges and universities, secondary schools, hospitals, hospices, and educational or hospital funds.

POLICY & PROCEDURE

The Foundation considers grant requests from tax-exempt, non-profit organizations located in the United States, or its possessions, whose goals and activities fall within the stated objectives and areas of interest. All requests for funding must be in writing and on the letterhead of the requesting organization. Requests must include the following information:

- The specific purpose for which funding is being sought;
- Background information on the requesting organization;
- A statement of the major programs and services rendered by the organization;
- Evidence of the organization's tax-exempt status;
- The last audited financial statements;
- A program budget, if the application relates to a specific activity;
- Supportive material, including a copy of the organization's annual report, is desirable.

It is customary for an organization, whether funded or not funded, to wait one year before submitting a subsequent proposal.

The Foundation's Board of Trustees meets once each year, in the fall. To be considered for support, completed requests or proposals must be received by July 1. Requests are reviewed continually. If the request is to be considered by the Board of Trustees, it will be held for a decision in the next funding cycle. Multi-year pledges are made periodically. In such cases, a funding schedule is established for completing commitments. For annual support, approved grants are normally paid in the fourth quarter of the year.

Grants are not made to individuals.

DIRECT INQUIRIES & REQUESTS TO:

Christine Fahey, *Assistant Secretary*
Schering-Plough Foundation
One Giralda Farms
Madison, New Jersey 07940-1010
Phone 973-822-7414
Fax 973-822-7349

(E)

RIKER, DANZIG, SCHERER, HYLAND & PERRETTI LLP

HEADQUARTERS PLAZA
ONE SPEEDWELL AVENUE
PO BOX 1981
MORRISTOWN, NEW JERSEY 07962-1981
(973) 538-0800
FAX (973) 538-1984

50 WEST STATE STREET
SUITE 1010
TRENTON, NEW JERSEY 08608-1220
(609) 396-2121
FAX (609) 396-4578

December 20, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Ladies and Gentlemen:

We have acted as special counsel to Schering-Plough Corporation, a New Jersey corporation (the "Company"), in connection with the application of New Jersey law to certain matters in connection with the preparation of that certain letter dated December 20, 2001 of Joseph J. LaRosa to the United States Securities and Exchange Commission (the "SEC") regarding the shareholder proposal submitted by Glenmary Home Missioners (the "No-Action Letter"), to be delivered by the Company to the SEC's Division of Corporation Finance . The No-Action Letter requests that the staff of the SEC confirm that it will not take any enforcement action if the Company excludes such shareholder proposal in connection with the Company's Proxy Statement for its 2002 Annual Meeting of Shareholders.

In rendering this opinion, we have examined originals or copies authenticated to our satisfaction of such corporate records, certificates of officers of the Company and other documents as we have deemed relevant or necessary in connection with our opinions set forth herein. As to questions of fact material to such opinions we have relied upon certificates of officers and other representatives of the Company or factual information we have obtained from such other sources as we have deemed reasonable.

While we have not conducted any independent investigation to determine facts upon which our opinions are based or to obtain information about which this letter advises you, we confirm that we do not have any actual knowledge which has caused us to conclude that our reliance and assumptions cited in the preceding paragraph are unwarranted or that any information supplied in this letter is wrong.

Based on the foregoing, and in reliance thereon, and subject to the qualifications and limitations stated herein, we are of the opinion, having due regard for such legal considerations as we deem relevant, that:

1. The citations to the New Jersey Statutes Annotated are correct, accurate and reflect the law of the State of New Jersey for the propositions for which they are cited in the No-Action Letter.

We express no opinion as to the laws of any jurisdiction other than the law of the State of New Jersey and the federal laws of the United States of America.

This opinion is rendered on the date hereof and we have no continuing obligation hereunder to inform you of changes of law or fact subsequent to the date hereof or facts of which we become aware after the date hereof.

At the request of the Company, this opinion letter is, pursuant to Rule 14a-8(j)(2)(iii) of the Securities Exchange Act of 1934, as amended, being provided to you by us in our capacity as special counsel to the Company. It may not be relied upon by any person or entity for any purpose other than in connection with the Company's request to the SEC for no-action relief, without our prior written consent. This opinion is limited to the matters set forth herein, and no opinion may be inferred or implied beyond the matters expressly stated in this letter.

Very truly yours,

Riker Danzig Scherer
Hyland & Perretti, LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Schering-Plough Corporation
Incoming letter dated December 20, 2001

The proposal requests that the board form a committee to study and report on the impact charitable contributions have on Schering-Plough's business and share value.

There appears to be some basis for your view that Schering-Plough may exclude the proposal from its proxy materials under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., charitable contributions directed to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Schering-Plough omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission upon which Schering-Plough relies.

Sincerely,

Keir D. Gumbs
Special Counsel